Form 20-F
period 2025-12-31
ETOILES CAPITAL GROUP CO., LTD
filed 2026-05-14
CIK 2058349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 001-42793

ETOILES CAPITAL GROUP CO., LTD

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central

Sheung Wan, Hong Kong

(Address of principal executive offices)

Kit Shing, CHEUNG

+852-2398-8699

michaelcheung@etoilesfin.com

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central

Sheung Wan, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	EFTY	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,110,000 Ordinary Shares, par value of $0.0001, consisting of 15,110,000 Class A Ordinary Share and 5,000,000 Class B Ordinary Share, issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Second Amended Memorandum and Articles” refers to our second amended and restated memorandum of association and articles of association adopted by special resolution passed on May 20, 2025, and each is referred to as the Amended Memorandum and the Amended Articles;

●	“$” OR “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong, Macau and Taiwan. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value of US$0.0001 per share, of Etoiles Capital Group Co., Ltd;

●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value of US$0.0001 per share, of Etoiles Capital Group Co., Ltd;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refer to the ultimate beneficial owner of the Company, Etoiles Zeneo Investment Limited, which is held by Mr. Kit Shing, CHEUNG. See “Management” and “Principal Shareholders” for more information;

●	“Etoiles Consultancy” refers to Etoiles Consultancy Limited, our Hong Kong operating subsidiary;

●	“Etoiles Financial” refers to Etoiles Financial Group Limited, one of our Hong Kong subsidiaries;

●	“Etoiles Vision” refers to Etoiles Vision Technology (Shenzhen) Company Limited, our PRC subsidiary;

●	“Etoiles Original” refers to Etoiles Original Limited, one of our BVI subsidiaries;

●	“Fiscal Year” or “FY” refers to Financial year ended or, as the case may be, ending December 31;

●	“HKD,” “HK$” or “HK Dollar” refers the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“BVI” refers to the British Virgin Islands;

●	“Hong Kong Operating Subsidiary” refers to Etoiles Consultancy;

●	“mainland China” or “PRC” refers to the People’s Republic of China (excluding Hong Kong, Macau and Taiwan);

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” or “PRC regulations,” or variations of such words or similar expressions, refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the Class A Ordinary Shares and Class B Ordinary Shares of Etoiles Capital Group Co., Ltd;

●	“Etoiles Cayman,” the “Company,” “we” or “us” refers to Etoiles Capital Group Co., Ltd, a Cayman Islands company and its wholly-owned and indirect wholly-owned subsidiaries, unless the context otherwise indicates; and

●	“Zynergy BVI” refers to Zynergy Holding Co., Limited, our British Virgin Islands subsidiary and the direct holding company of Etoiles Consultancy and Etoiles Financial.

Etoiles Cayman is an exempted company with limited liability incorporated under the laws of the Cayman Islands as a holding company with operations conducted in Hong Kong through its Hong Kong Operating Subsidiary, Etoiles Consultancy. Our Hong Kong Operating Subsidiary’s reporting currency is HK$. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into US$ from the respective local currencies at the year-end exchange rate, revenues and expenses are translated at the average exchange rate during the year, and capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follow:

	December 31, 2025	December 31, 2024	December 31, 2023
Year-end $: HK$ exchange rate	7.7833	7.7677	7.8109
Year average $: HK$ exchange rate	7.7956	7.8030	7.8292

We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The Group’s fiscal year ends on December 31.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Operations

The revenue from our integrated investor relation business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our integrated investor relation services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. A portion of our contracts are negotiated on a project-by-project basis with our clients, the revenue generated from our services may fluctuate from time to time and often does not recur. The number of projects undertaken by us, the revenue generated from each client and the total revenue derived from our projects are affected by numerous factors such as market conditions, the terms of each engagement, manpower required, subcontracting arrangement, project duration and the complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future business.

Part of our revenue from the provision of integrated investor relation services were project-based services. However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

Since we do not enter into exclusive service agreements with our existing clients, it is difficult to predict our future results of operations.

Some of our Hong Kong Operating Subsidiary’s service agreements with our clients are entered into on a project basis and not through long term exclusive agreements. For those service agreements over a period of time, they are generally non-exclusive. Therefore, we cannot assure you that a client will engage us for future services once the service agreements have been completed, or that a client will not reduce the scope of, or terminate, the existing projects. Since we do not have exclusive service agreements with our existing integrated investor relation clients, our client service agreements may be terminated from time to time due to various reasons beyond our control, making it difficult to predict our future results of operations.

The financial condition of our clients may deteriorate and their fee settlement to us may be slow, which may adversely affect our cash flows, working capital, financial condition and results of operations.

A decline in the financial condition of our clients would hinder our ability to collect payments from our clients, and would also result in a decrease in demand for our services in the future. A lack of liquidity in the capital markets, or a sustained period of unfavorable general economic conditions or conditions affecting the operations or industries of our clients may increase our exposure to credit risks and result in increases in our allowance for doubtful receivables. These factors may also materially and adversely affect our cash flows, working capital, financial condition and results of operations. We are also subject to the risk of payment deferral by our clients as part of our business operations. We cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that they will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our financial condition and results of operations will be adversely affected.

Our reputation may be adversely affected if third parties to whom we outsource a small portion of our integrated investor relation services fail to perform satisfactorily and/or there occur negative events concerning our business.

Our Hong Kong Operating Subsidiary outsource a small portion of our services to third parties in the course of our business. We primarily outsource certain roadshow arrangement services and other ancillary services to public relation companies. If these third parties do not perform their services satisfactorily, or if they decide not to continue to provide such services to us, our business could be adversely affected. If we fail to identify and secure comparable third party service providers in a timely manner and on commercially reasonable terms, we may experience delays in providing services to our clients, which may negatively affect our business. Any service interruptions experienced by our clients could negatively impact our reputation, resulting in loss of existing clients and inability to attract new clients. Furthermore, we may even become subject to civil claims by our clients or other third parties. Under such circumstances, our business, financial condition and results of operations may be materially and adversely affected. Moreover, our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has an experienced and competent management team that is responsible for directing and managing our daily operations, overseeing our financial condition and performance, and formulating our business strategies. Leveraging on their experience and networks in the industry, we have been successfully expanding our business. However, we cannot assure you that we can retain the services of our key management and find suitable replacements if any of them terminates his or her engagement with us, given the intense competition for experienced and competent personnel in the industry. Other than our key management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

We may be adversely affected by changes in the laws and regulations governing the companies listed on the stock exchanges in Hong Kong and the U.S.

A large number of our clients were companies to be listed or already listed on the stock exchanges in Hong Kong, and a small number of our clients were companies to be listed or already listed on the stock exchanges in the U.S. Our clients are therefore subject to all applicable laws and regulations relating to the listing of their securities on the stock exchange in Hong Kong and the U.S., including but not limited to, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Nasdaq Listing Rules. As a result, our results of operations are affected by changes in the regulatory environment in Hong Kong and the U.S. Any change in Hong Kong and PRC laws and regulations, such as additional restrictions or requirements on integrated investor relation services providers, or new regulations that impose new restrictions on the ability of companies to list on the stock exchanges in Hong Kong and the U.S., or the abolishment of or amendment to disclosure requirements imposed on listed companies, may also adversely affect the demand for our services, which may in turn materially and adversely affect our business, financial condition and results of operations.

We face risks associated with pressure on the level of our service fees.

Since the determination of service fees is primarily based on demand for our services, cost of services, and the service fees charged by our competitors for the same or similar services, we cannot assure you that we will be able to maintain the level of the service fees that we currently charge. In the event that the demand for our services decreases, or the level of the service fees decreases in the future due to existing or new competition or any other factors beyond our control, we may have to reduce the current level of fees charged for our services, which may materially and adversely affect our business, financial condition and results of operations.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

If we fail to keep clients’ information confidential or if we handle information improperly or make misstatements of such information, our business and reputation could be materially and adversely affected.

We manage private and confidential information and documentation relating to our clients’ finances and transactions, often prior to public dissemination. The use of insider or price sensitive information is highly regulated in Hong Kong and overseas, and any violation of the relevant securities laws and regulations may result in civil and criminal penalties. There is no assurance that we can completely eliminate the risk of any misstatement or leakage of confidential information and customer data. If we fail to keep clients’ proprietary information and documentation confidential, or if we handle the information improperly or make misstatements of such information, our reputation may be adversely affected or even lost. At the same time, we may expose our clients to a significant loss of revenue as a result of any premature release or misstatements of confidential information. As such, we may also become subject to civil claims by our clients or other third parties or investigations by relevant authorities.

We may be unable to successfully implement our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Although no acquisitions nor joint ventures are anticipated at the date of this document, any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics. Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors such as these that may adversely affect Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

The wars in Ukraine and in the Middle East could materially and adversely affect our business and results of operations.

The outbreak of wars in Ukraine and the Middle East has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military incursion and the conflict in the Middle East and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this annual report, to the best knowledge of the Company, we and our Hong Kong subsidiaries (i) do not have any direct business or contracts with any Russian, Ukraine, or Middle East entity as a supplier or customer, (ii) do not have any knowledge whether any our clients or suppliers have any direct business or contracts with any Russian entity, (iii) our business lines of service, projects, or operations were not materially impacted by disruptions caused the war in Ukraine and in the Middle East and (iv) have not been financially affected by the wars in Ukraine and the Middle East. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions or further escalation for the war in the Middle East may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine and in the Middle East, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and the war in the Middle East, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine and in the Middle East which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our results of operation may be materially and adversely affected by a downturn in Hong Kong, mainland China or the global economy.

All of our operations are currently located in Hong Kong. We currently do not have any operation outside Hong Kong. Nevertheless, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in Hong Kong and mainland China generally and by the continued economic growth in Hong Kong and mainland China as a whole. While the mainland China economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall mainland China economy, but may have a negative effect on us.

The rapid growth of the mainland China economy has decelerated gradually over the years and may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures and high interest rate, have affected our profitability in Hong Kong and mainland China. Our Hong Kong Operating Subsidiary and Etoiles Financial constantly face (i) increase in labor cost due to rising wage; and (ii) increase in rental cost of office; (iii) increase in service fee charged by our vendors, resulting in increase in cost of revenue and selling expense and decrease in gross profit. Continued pressure from global economic conditions may affect the Hong Kong and mainland China markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the Hong Kong and mainland China economies that could impact the industries in which we operate, which could in turn diminish the demand for our services.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of our initial public offering, we were a private company mainly operating our businesses in Hong Kong and mainland China. As a result of our initial public offering, our Company becomes subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiaries.

The Class A Ordinary Shares offered in this annual report are those of Etoiles Cayman. Etoiles Cayman is an exempted company incorporated under the laws of the Cayman Islands with limited liability. A substantial part of our business operations are conducted through our Hong Kong Operating Subsidiary, and hence, our revenues are contributed by our Hong Kong Operating Subsidiary. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Class A Ordinary Shares in the foreseeable future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong Operating Subsidiary and their distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, its distributable earnings. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There is no assurance that we will be able to declare or distribute any dividend in the future.

Risks Related to Doing Business in Hong Kong

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we cannot guarantee that the implementation of the “one country, two systems” principle and the level of autonomy as currently in place will continue in the future. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on foreign laws.

Etoiles Cayman is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our Hong Kong Operating Subsidiary and Etoiles Financial in Hong Kong. In addition, a majority of our senior executive officers and directors, including Mr. Kit Shing, CHEUNG, Mr. Hon Fai, TAM, Mr. Zhihan, LOU, Ms. Qi, DING and Mr. Yeung Tak, CHEN, reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

There is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, SRCO, C.P.A., Professional Corporation, is an independent registered public accounting firm that issues the audit report included elsewhere in this annual report, which is headquartered in New York and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023 as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or NPCSC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. It is also uncertain whether having a majority of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Etoiles Cayman is a holding company and we conduct our operations through our Hong Kong Operating Subsidiary in Hong Kong. Etoiles Financial, our other Hong Kong subsidiary, has no operation on its own. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented and if the PRC government chooses to exercise such significant oversight and discretion over the conduct of our business and may intervene or influence or control our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the New Measures for Cybersecurity Review (2021 version) (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the electronic components/sensors industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In light of the foregoing, we believe that the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously.

Based on our management’s internal assessment, the Company and its subsidiaries currently have no operations in the mainland China, our management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and (ii) we operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Etoiles Financial and Etoiles Consultancy are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors and cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the Offering.

Our operations are located in Hong Kong. Our Hong Kong Operating Subsidiary and Etoiles Financial may collect and store certain data (including certain personal information) from our clients for “Know Your Customers” purposes, who may be PRC individuals. As such, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the New Measures, which came into effect on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the NPCSC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

The Management understands that as of the date of this annual report, we are not required to obtain any permissions or approvals by including the CSRC, CAC or any other PRC authorities for our operations or issue our Class A Ordinary Shares including the Class A Ordinary Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this annual report, neither the Company nor its Hong Kong Operating Subsidiary and Etoiles Financial possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that our Hong Kong Operating Subsidiary and Etoiles Financial are deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our clients, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this annual report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our management believes that our Hong Kong Operating Subsidiary and Etoiles Financial are not required to receive any necessary permissions from PRC authorities to operate its current business in Hong Kong or issue shares to foreign investors.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt future offering before the settlement and delivery of the Class A Ordinary Shares that we may be offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals with shares of the offshore special purchase vehicles. Based on our understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the Offering and trading of our Class A Ordinary Shares under the M&A Rules because (i) our Hong Kong Operating Subsidiary and Etoiles Financial were not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) our Hong Kong Operating Subsidiary and Etoiles Financial are non-mainland China entities, and they have not been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We may be required to obtain approval from PRC authorities in order to continue our listing on Nasdaq or to add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

The management understand that the listing of our Class A Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in mainland China political, economic and governmental policies may have an adverse impact on our business.

We expect that revenue received from mainland China will continue to supplement our overall operations. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, Etoiles Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class A Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Class A Ordinary Shares of our company by investors who are non-PRC resident enterprises, our Hong Kong Operating Subsidiary and Etoiles Financial will not be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. However, if our assessment on the filing under SAT Bulletin 7 and/or SAT Bulletin 37 is incorrect, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our Controlling Shareholder holds an aggregate of 10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, respectively, which will represent an aggregate of 92.59% of the total voting power. As a result, the shareholder will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, the shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the company’s listed securities following the consummation of the Offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Class A Ordinary Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands require that certain criteria must be satisfied before we are able to declare and pay dividends.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Etoiles Cayman is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws or any securities laws of any state in the United States, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws or any securities laws of any state of the United States. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Amended Memorandum and Articles (as may be amended from time to time), and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Amended Articles (as may be amended from time to time). The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities become directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Class A Ordinary Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this annual report captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Etoiles Zeneo Investment Limited continues to beneficially own all of our issued and outstanding Class B Ordinary Shares. As of the date of this annual report, these Class B Ordinary Shares represent approximately 24.86% of our total issued and outstanding share capital and approximately 76.79% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting rights associated with our dual-class share structure. In addition, as of the date of this annual report, Etoiles Zeneo Investment Limited beneficially owns 10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, representing approximately 76.02% of our total issued and outstanding share capital and approximately 92.59% of the aggregate voting power of our total issued and outstanding share capital. As a result of our dual-class share structure and the concentration of ownership, Etoiles Zeneo Investment Limited has considerable influence over matters such as mergers and consolidations, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may adversely affect the trading price of our Class A Ordinary Shares.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

Item 4. Information on the Company

4.A. History and Development of the Company

Etoiles Capital Group Co., Ltd is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, the Company conducts its business primarily through its operating subsidiary.

Our principal operating subsidiary is Etoiles Consultancy Limited (“Etoiles Consultancy”), a company incorporated under the laws of Hong Kong on October 9, 2013. Etoiles Consultancy specializes in providing integrated investor relations services. We also wholly own, directly or indirectly, (i) Etoiles Financial Group Limited (“Etoiles Financial Group”), incorporated in Hong Kong on November 16, 2023, which has no material operations and is primarily used to manage certain administrative and operating expenses of the Group; (ii) Etoiles Vision Technology (Shenzhen) Company Limited (“Etoiles Vision”), incorporated in the People’s Republic of China on December 19, 2025, which has no material operations and is primarily used to manage certain administrative matters in the PRC; and (iii) Etoiles Original Limited (“Etoiles Original”), incorporated in the British Virgin Islands on October 8, 2025, which has no material operations.

Etoiles Consultancy, Etoiles Financial Group and Etoiles Original are indirectly wholly owned by the Company through Zynergy Holding Co., Limited, a company incorporated in the British Virgin Islands on December 27, 2023, which is a wholly owned subsidiary of the Company. Etoiles Vision is wholly owned by Etoiles Consultancy.

However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless”.

Corporate History

Etoiles Capital Group Co., Ltd was incorporated as an exempted company with limited liability on September 13, 2024 under the laws of Cayman Islands. It is a holding company and is not actively engaging in any business. As of the date of this annual report, and under its Amended Memorandum and Articles of Association, the authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each, comprising of (i) 450,000,000 Class A Ordinary Shares of nominal or par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.] The registered office of the Company is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The Reorganization

In this annual report, we refer to all these following events as the “Reorganization”.

On November 4, 2024, the Company passed board resolutions and shareholder resolutions to re-designate our authorized share capital from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 by re-designating (a) 449,990,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 449,990,000 Class A Ordinary Shares of par value of US$0.0001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each, and re-designating a total of 10,000 issued ordinary shares of par value of US$0.0001 owned by Etoiles Zeneo Investment Limited into 10,000 Class A ordinary shares of par value of US$0.0001 each. Subsequent to the re-designation, the Company was owned as to 10,000 Class A Ordinary Shares by Etoiles Zeneo Investment Limited. Simultaneously, the Company issued 13,490,000 Class A Ordinary Shares of par value of US$0.0001 each and 10,000,000 Class B Ordinary Shares of par value of US$0.0001 each to Etoiles Zeneo Investment Limited. On the same day, the Company also adopted an amended and restated memorandum and articles of association.

On November 4, 2024, Etoiles Zeneo Investment Limited entered into five sale and purchase agreements (the “Sale and Purchase Agreements”) with Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively. Pursuant to the Sales and Purchase Agreements, Etoiles Zeneo Investment Limited sold, and Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited acquired, 4.90%, 4.60%, 4.70%, 4.70% and 4.90% of the issued Class A equity interests in the Company, at the consideration of US$125,642, US$117,949, US$120,513, US$120,513 and US$125,642, respectively. On the same date, Etoiles Zeneo Investment Limited executed the instrument of transfers whereby Etoiles Zeneo Investment Limited have transferred 661,500, 621,000, 634,500, 634,500 and 661,500 Class A Ordinary Shares, out of its 13,500,000 Class A Ordinary Shares, to Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively. Subsequent to the transfers, the Company is owned as to (i) 10,287,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares by Etoiles Zeneo Investment Limited; and (ii) 661,500, 621,000, 634,500, 634,500 and 661,500 Class A Ordinary Shares by Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively.

On May 8, 2025, Etoiles Zeneo Investment Limited proposed to voluntarily surrender 5,000,000 Class B Ordinary Shares to the Company for no consideration for the cancellation, and the Company approved the surrender and cancellation of such shares on May 8, 2025. Etoiles Zeneo Investment Limited considered that it is in the best interest of the Group to forgo any consideration for the voluntary surrender and cancellation of the 5,000,000 Class B Ordinary Shares. Subsequently, the Company is owned as to (i) 10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares by Etoiles Zeneo Investment Limited; and (ii) 661,500, 621,000, 634,500, 634,500 and 661,500 Class A Ordinary Shares by Doublefortuna Company Limited, Easy Cargo Management Inc, Enbo Holdings Group Limited, La Dicha Group Limited and Quantum Pinnacle Company Limited, respectively.

On May 20, 2025, the management team decided on a strategic rebranding of the Company. The name of the Company was amended to Etoiles Capital Group Co., Ltd. On the same day, the Company also amended and adopted the second amended and restated memorandum of association and articles of association of the Company.

Completion of the Initial Public Offering

On August 11, 2025, the Company closed its initial public offering of 1,400,000 Class A ordinary shares s on the Nasdaq Capital Market. Under the terms of the underwriting agreement, the Company sold a total of 1,400,000 Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$5.6 million. A final prospectus relating to the initial public offering was filed with the SEC on August 8, 2025. The Company’s Ordinary Shares began trading on August 8, 2025 on the Nasdaq Capital Market under the ticker symbol “EFTY.” Subsequently on August 13, 2025, the Company issued and sold to the underwriters 210,000 Class A Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the over-allotment option, resulting in additional gross proceeds of approximately US$840,000. As a result, the Company has raised aggregate gross proceeds of US$6.44 million in the initial public offering, including the exercise of the over-allotment option, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

As of the date of annual report, 20,110,000 Ordinary Shares, consisting of 15,110,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, were issued and outstanding. Our Controlling Shareholder, Etoiles Zeneo Investment Limited, currently both directly and indirectly owns 68.08% of our Class A Ordinary Shares and 100% of Class B Ordinary Shares, which represent 92.59% of the total voting power of our outstanding Shares. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.”

Suspension of Trading

On October 3, 2025, the SEC made an order suspending trading in the securities of the Company for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. p.m. ET on October 17, 2025 (the “Suspension Period”) because of potential manipulation in the securities of the Company effectuated through recommendations, made to investors by unknown persons via social media to purchase the securities of the Company, which appear to be designed to artificially inflate the price and volume of the securities of the Company. The trading in the securities of the Company remains suspended as of the date of this annual report.

Corporate Structure

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Subsidiaries and Business Functions

Etoiles Consultancy was incorporated under the laws of Hong Kong on October 9, 2013. Etoiles Consultancy is a limited liability company primarily engaged in the provision of integrated investor relations services. It is an indirectly wholly owned subsidiary of the Company through Zynergy BVI.

Etoiles Financial was incorporated under the laws of Hong Kong on November 16, 2023. Etoiles Financial has no material operations of its own and is mainly used to handle administrative expenses. It is an indirectly wholly owned subsidiary of the Company through Zynergy BVI.

Etoiles Original was incorporated under laws of the British Virgin Islands on October 8, 2025. Etoiles Original is inactive as of the date of this annual report. It is an indirectly wholly owned subsidiary of the Company through Zynergy BVI.

Etoiles Vision was incorporated under laws the People’s Republic of China on December 19, 2025. Etoiles Vision has no material operations and is primarily used to manage certain administrative matters in the PRC. It is a directly wholly owned subsidiary through Etoiles Consultancy and is an indirectly wholly owned subsidiary of the Company through Zynergy BVI.

Corporate Information

Our principal executive offices are located at Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

4.B. Business Overview

Our Mission

Our mission is to become a leading integrated investor relation services provider in Hong Kong in terms of revenue. We strive to provide one-stop solution to companies in managing their institutional relations, engaging constructive discussion with their stakeholders and tailor creative solutions to navigate the ever-changing financial landscape.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on September 13, 2024, as a holding company. We conduct our operation through our indirect wholly-owned Hong Kong Operating Subsidiary, Etoiles Consultancy. Etoiles Financial, our other Hong Kong subsidiary, has no material operations of its own and is mainly used to handle administrative expenses. We operate in a single segment that represents the Company’s core business as an integrated investor relation service provider in Hong Kong.

Our integrated investor relation services mainly comprise one of more of the following components:

(i)	Management of public relation: in assisting our clients to promote their corporate image, our Hong Kong Operating Subsidiary will assist in preparing promotional plan, preparing corporate presentation materials, designing investor relation websites, preparing advertising plans and publicity materials, providing support in roadshows and press conferences, coordinating ceremonies and interviews and assisting in crisis management;

(ii)	Management of investor relation: in assisting our clients to manage relation with their investors, our Hong Kong Operating Subsidiary will assist in drafting investor relation media documents and coordinating shareholders meetings and press conferences and assist in identifying and approaching shareholders;

(iii)	Tailored due diligence exercise: our Hong Kong Operating Subsidiary assists our clients in conducting due diligence on specific investment or acquisition targets worldwide, including reviewing statutory records, conducting site visits and preparing due diligence report; and

(iv)	Other value-added services such as website design enhancement and promotional video production.

Etoiles Consultancy and Etoiles Financial were founded in 2013 and 2023, respectively. Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry. Our Hong Kong Operating Subsidiary primarily targets companies that intend to seek a listing or are listed on the stock exchanges in Hong Kong or U.S.. Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry.

We, through our Hong Kong Operating Subsidiary, have achieved significant growth in our business. For each of the fiscal years ended December 31, 2025, 2024 and 2023, our total revenue was approximately US$3.2 million, US$2.5 million and US$0.1 million, respectively. The number of clients with revenue contribution to us was 1 for the fiscal year ended December 31, 2023, 22 for the fiscal year ended December 31, 2024 and 18 for the fiscal year ended December 31, 2025.

Hong Kong is one of the most active international financial centers in the world. Hong Kong remains a cornerstone of the global integrated investor relation industry, supported by its position as a leading international financial center. The continuous growth and internationalization of Hong Kong’s capital markets have been key drivers of the integrated investor relation industry. Driven by (i) the expansion of the capital markets of Hong Kong, (ii) increasing demand for financial public relation services to enhance brand and corporate image; and (iii) digitalization of global business, increasing use of social media and artificial intelligence, it is expected that the financial public relations market in Hong Kong will continue to grow.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

We provide comprehensive integrated investor relation services to our clients

Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry. Our integrated investor relation services mainly comprise one of more of the following: (i) management of public relation to assist our clients to promote their corporate image; (ii) management of investor relations to assist our clients to manage relation with their investors; and (iii) tailored due diligence exercises. Our wide range of services ensures that we are capable at fulfilling our clients’ needs at various stages of their business development and enhance convenience and efficacy. We believe that we can create opportunities for cross selling through offering a wide spectrum of services. For example, clients who initially engage us for public relation services during their initial public offering process may engage us further for investor relations services after listing, which allows us to foster solid long-term relationship with our clients.

We possess a strong client base

Our Hong Kong Operating Subsidiary provides services to clients from various backgrounds. Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry. We believe our expertise in addressing our clients’ investor relation service needs and our market reputation are essential to our success. The number of clients with revenue contribution to us was 1 for the fiscal year ended December 31, 2023, 22 for the fiscal year ended December 31, 2024 and 18 for the fiscal year ended December 31, 2025.

Since mid-2024, our Hong Kong Operating Subsidiary has started providing services to companies that intend to seek a listing or are listed on the stock exchanges in the U.S.. We believe that by expanding our service offerings to cover companies with various needs and backgrounds, we will be able to capture the growth in various capital markets and mitigate the impacts of market downturns.

We have an experienced and professional management team

Our management team comprises of professionals with extensive experience in finance and public relation industries. Mr. Kit Shing, CHEUNG, our Chief Executive Officer and Chair of the board of the Company, has over 7 years of experience in business management, while Mr. Hon Fai, TAM, our Chief Financial Officer, had held various senior positions in accounting, financing and auditing industry. Our core operation team are equipped with experience and deep understanding of the financial or public relation industry. Leveraging on our staff’s experience in the industry and the in-depth knowledge possessed by our management team, we believe we have a comprehensive understanding of our clients’ needs and are well-positioned to expand our market presence and reach out to new potential clients from various industries.

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong integrated investor relation industry. We intend on achieving this growth by actively seeking new opportunities from our existing client base as well as new potential clients. To achieve these goals, we plan on implementing the following strategies:

Further strengthen our integrated investor relation services in Hong Kong

We plan to continue to devote the majority of our attention to provide quality integrated investor relation services in Hong Kong. We believe possessing a dedicated and experienced team with immense industry knowledge are essential to our growth and development. We intend to strengthen our team by recruiting additional staff to ensure we can allocate sufficient staff to attend to our clients’ needs. We intend to recruit staff with professional qualification in the financial industry and/or staff with experience and deep understanding of the financial or public relation industry. We believe that an enhanced team of staff will ensure quality services are provided to our clients in time.

Our management is constantly looking out to incorporate in latest technology and trends into our service offerings. We intend to utilize social media to assist our clients to reach out to their targeted audience. We also intend to utilize virtual reality technology and other tools to provide a more stimulating experience to our clients during major presentation such as investor presentations and roadshows.

Expand our market presence in other international capital markets

Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry, in particular in Hong Kong. Since mid-2024, our Hong Kong Operating Subsidiary has started providing services to companies that intend to seek a listing or are listed on the stock exchanges in the U.S.. Our management believes that the U.S. capital market will continue to attract interests from companies all around the globe in the upcoming decade. We plan to expand our market presence in the U.S. and the international markets by collaborating with stakeholders in the equity and debt capital markets and expanding our business network. We intend to attend industry events and liaising with our existing business partners and professional firms. We also intend to connect with U.S. based suppliers to provide location-specific services to our clients.

Enhancing our brand

We identify new clients mainly through referrals from our existing clients and business partners. We believe we can broaden our client base, attract more referrals from potential clients and improve our reputation by increasing our marketing effort to promote our “Etoiles” brand and market presence in the financial industry in Hong Kong.

We plan to (i) enhance our web pages for advertising our services; (ii) place advertisements in newspaper and online medias; (iii) sponsoring business events organized by professional firms and participating events organized by the stakeholders in the financial industry; and (iv) actively approaching potential clients in the Hong Kong and the U.S. financial industries to secure new business opportunities.

Our Services

We are mainly engaged in integrated investor relation services in Hong Kong. For each of the fiscal years ended December 31, 2025, 2024 and 2023, our total revenue was approximately US$3.2 million, US$2.5 million and US$0.1 million.

We operate our business primarily through our indirectly wholly-owned Hong Kong Operating Subsidiary, Etoiles Consultancy. We operate in a single segment that represents the Company’s core business as an integrated investor relation service provider in Hong Kong. Our integrated investor relation services mainly comprise one of more of the following components:

(i)	Management of public relation: In assisting our clients to promote their corporate image, our Hong Kong Operating Subsidiary will typically perform the following works:

●	assist our clients in preparing promotional plan for their proposed transactions or fund-raising activities with the targeted corporate positioning;

●	prepare corporate presentation materials for marketing and promotion;

●	provide training sessions to management to train their communication skills in presentation during roadshows, press conferences and/or investor meetings;

●	design the clients’ investor relation websites and incorporate into their own websites;

●	prepare advertising plans and publicity materials to improve market awareness of our clients;

●	provide support for our clients’ roadshows and press conferences, and liaise with the media and the public;

●	coordinate any ceremonies and interviews subsequent to a major event such as listing on a stock exchange or conclusion of a major transaction; and

●	constantly monitor any adverse media reporting and assist our clients in crisis management in case of any unexpected emergencies.

(ii)	Management of investor relation: In assisting our clients to manage relation with their investors, our Hong Kong Operating Subsidiary typically perform the following works:

●	draft investor relation media documents and ensure sufficient corporate information is conveyed to the media and investors;

●	coordinate shareholders meetings and press conferences for specific matters targeting investors and other stakeholders; and

●	assist our clients in reviewing their shareholding structure and identify and approach shareholders;

(iii)	Tailored due diligence exercises: Our Hong Kong Operating Subsidiary assists our clients in conducting due diligence of on specific investment or acquisition targets worldwide. Our Hong Kong Operating Subsidiary will review the targets’ statutory records and review their legal status. Our Hong Kong Operating Subsidiary will conduct business site visit to observe and record the operations of a business. Our Hong Kong Operating Subsidiary will also conduct searches to review any involvement in civil or criminal litigation and irregularity. Our Hong Kong Operating Subsidiary will issue a due diligence report or documentation as requested by our clients for their transactions.

(iv)	Other value-added services such as website design enhancement and promotional video production

Operation Workflow

We identify new clients mainly through referrals from our existing clients and business partners. We generally meet with our potential clients to better assess their needs and we will tailor our scope of services to cater their demands. In assessing the fee for our services, we take into account the costs to be incurred based on our past experience, duration, manpower required and complexity of the services.

After being engaged by our clients, we will review their corporate profile to gain a deeper understanding to their business and goals and formulate a preliminary strategy with their targeted corporate positioning. We will liaise with our clients in formulating the strategy and incorporate their ideas and thoughts into our proposal. We will obtain our clients’ final proposal before executing.

During the project execution stage, we will constantly monitor the effectiveness of our services and make adjustment in accordance with our clients’ needs and requests. For engagement on a project-by-project basis, we generally bill our clients upon reaching certain milestones. For engagement over a period of time, we generally bill our clients for service provided monthly or yearly. Upon conclusion of the project or engagement, we will follow up with our clients to obtain their comments and discuss any possible add on services or follow up services that we can provide.

Pricing strategy

We believe that accurately estimating the cost of project is essential to our overall profitability. Our fee quotation is generally determined by adding certain mark-ups over our estimated costs. In assessing the fee for our services, we take into account the costs to be incurred based on our past experience, duration, manpower required and complexity of the services.

In consideration the percentage of mark-up for each project, we generally consider the complexity and duration of the project, our business relation with the client, the client’s background, the prospect of obtaining future projects from the client or referrals of the client, the possibility of establishing our reputation in the industry, the prevailing market conditions and competitors’ pricing.

Sales and marketing

The sales and marketing function is performed by our management team and project execution team who are responsible for maintaining relationships with the management of our existing clients and exploring leads from new clients. We identify new clients mainly through referrals from our existing clients and business partners.

Our Clients

Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry. The number of clients with revenue contribution to us was 1 for the fiscal year ended December 31, 2023, 22 for the fiscal year ended December 31, 2024 and 18 for the fiscal year ended December 31, 2025. The total revenue attributable to our five largest clients in aggregate accounted for approximately 49.9%, 48.6% and 100.0% of the total revenue for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

In the fiscal year ended December 31, 2025, 2 of our clients accounted for more than 10% of our annual revenue, with Industrial Bank Co., Limited for 13.6%, and Fortune Case Limited for 10.1%. In the fiscal year ended December 31, 2024, 2 of our clients accounted for more than 10% of our annual revenue, Marlin Capital Limited for 12.1%, and MOG Digitech Holdings Limited for 10.2%. In the fiscal year ended December 31, 2023, 1 of our clients accounted for more than 10% of our annual revenue, with M-Coffee (Hong Kong) Holdings Limited for 100.0%.

Our Hong Kong Operating Subsidiary generally enters into contracts with our clients. Although the terms of the contracts may vary, the material terms that are generally contained are set out below:

Duration	Generally one year

Scope of Service

Depending on clients’ needs, our services may comprise management of public relation, management of investor relation, tailored due diligence exercises and/or other value-added services.

Our Hong Kong Operating Subsidiary is required to provide the deliverables in a timely manner. If our Hong Kong Operating Subsidiary for reasonable reasons wish to amend the timetable, scope of services and methodology, we shall obtain our clients’ approval 10 business days prior to provision of services. Within 7 business days from providing the deliverables, we shall amend according to our clients’ instructions.

Fee	Generally a fixed fee or monthly/annual fee

Termination	If we fail to provide the scope of services in the contracts timely, our clients have the right to terminate the contract and we have to refund the fee for our remaining works.

While we recognize revenue over time for integrated investor relations services structured under service contracts, we recognize revenue at a point in time for certain one-off engagements. Revenue is recognized when the agreed-upon deliverables have been fully completed, and the client has obtained control of the service output.

These point-in-time engagements typically include discrete services such as tailored due diligence exercises, promotional materials production, and standalone event coordination. Generally, we receive full payment of the pre-agreed fee before performing the relevant services. Revenue is recognized when all performance obligations have been satisfied, and no further obligations remain under the respective contract.

Our Vendors

Given our business nature, our vendors primarily comprise public relation companies to assist us in roadshow arrangement and other ancillary services. In the fiscal year ended December 31, 2025 and 2024, one of our vendors accounted for over 10% of the cost of revenue, with 3H Mgt (HK) Limited for 38.8% and 36.2%, respectively. In the fiscal year ended December 31, 2023, none of our vendors accounted for over 10% of the cost of revenue.

Market and Competition

Hong Kong is one of the most active international financial centers in the world. Hong Kong remains a cornerstone of the global integrated investor relation industry, supported by its position as a leading international financial center. The continuous growth and internationalization of Hong Kong’s capital markets have been key drivers of the integrated investor relation industry. Driven by (i) the expansion of the capital markets of Hong Kong, (ii) increasing demand for financial public relation services to enhance brand and corporate image; and (iii) digitalization of global business, increasing use of social media and artificial intelligence, it is expected that the financial public relations market in Hong Kong will continue to grow.

Seasonality

We do not experience any seasonality in our business.

Insurance

Our Hong Kong Operating Subsidiary maintain employees’ compensation insurance for our directors and employees at our office, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Licenses

We, our Hong Kong Operating Subsidiary and Etoiles Financial have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong for the fiscal years ended December 31, 2025, 2024 and 2023, and up to the date of this annual report.

Properties

As of the date of this annual report, Etoiles Financial entered into the following lease agreement:

Location	Term of lease	Usage
Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong	March 10, 2025 to March 20, 2027	Office

Room 1510, 15/F, Tower A, Fangtian Technology Plaza, Nanshan District, Shenzhen, Guangdong, China.	December 5, 2025 to January 15, 2028	Office

Intellectual Property

We are the registered owner of the domain name https://etoilesgroup.com. “Etoiles” is a trademark registered under a related party of the Company and licensed for use to Etoiles Consultancy, Etoiles Financial, Etoiles Vision..

Legal Proceedings

As of the date of this annual report, Etoiles Cayman and its subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims, which would have a material adverse impact on the operations, financial position and reputation of our Group.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in material jurisdictions.

Regulations Related to our Business Operation in Hong Kong

(A) TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (“TDO”) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)	nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)	fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)	method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)	availability;

(e)	testing by any person and the results of the testing;

(f)	approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)	after-sale service assistance concerning the service;

(j)	price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000.00 and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000.00 and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

(B) MISREPRESENTATION

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person has entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person has entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person has entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

(C) PERSONAL DATA

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

(D) EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$43.1 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this annual report), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this annual report). The employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this annual report).

(E) HEALTH AND SAFETY

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

(F) GENERAL

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person who carries on a business in Hong Kong to apply for business registration within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business.

Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Taxation

Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is unlikely that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

On August 21, 2006, China and Hong Kong signed the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate is 5%, otherwise it is 10%. On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

4.C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Zynergy Holding Co., Limited	BVI
Etoiles Consultancy Limited	Hong Kong
Etoiles Financial Group Limited	Hong Kong
Etoiles Vision Technology (Shenzhen) Company Limited	PRC
Etoiles Original Limited	BVI

The following diagram illustrates the corporate structure of Etoiles Capital Group Co., Limited and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

Our principal executive offices are located at Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The information contained therein or connected thereto shall not be deemed to be incorporated into this annual report of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168

Location	Term of lease	Usage
Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong	March 10, 2025 to March 20, 2027	Office

Room 1510, 15/F, Tower A, Fangtian Technology Plaza, Nanshan District, Shenzhen, Guangdong, China.	December 5, 2025 to January 15, 2028	Office

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands on September 13, 2024, as a holding company. Our business operations are conducted through our indirect wholly-owned Hong Kong subsidiary, Etoiles Consultancy. We also wholly own, directly or indirectly, (i) Etoiles Financial, incorporated in Hong Kong on November 16, 2023, which has no material operations and is primarily used to manage certain administrative and operating expenses of the Group; (ii) Etoiles Vision, incorporated in the People’s Republic of China on December 19, 2025, which has no material operations and is primarily used to manage certain administrative matters in the PRC; and (iii) Etoiles Original, incorporated in the British Virgin Islands on October 8, 2025, which has no material operations.

We operate as a single-segment business, specializing in integrated investor relations services in Hong Kong.

Our Services

Our investor relations services encompass a comprehensive range of offerings tailored to meet the needs of our clients.

Public Relations Management involves assisting clients in enhancing their corporate image by developing strategic promotional plans, preparing corporate presentations and investor materials, and designing investor relations websites. Our Hong Kong Operating Subsidiary also creates advertising strategies and publicity materials to strengthen brand visibility. Additionally, our Hong Kong Operating Subsidiary provides support for key corporate events, including roadshows, press conferences, corporate ceremonies, and media interviews. In times of crisis, we assist in managing communication and reputation risks effectively.

Investor Relations Management focuses on strengthening relationships between our clients and their investors. Our Hong Kong Operating Subsidiary assists in drafting investor relations media documents, coordinating shareholder meetings and press conferences, and helping clients identify and engage with their shareholders to foster better investor communication and transparency.

Tailored Due Diligence Services are designed to support clients in evaluating specific investment or acquisition targets worldwide. Our Hong Kong Operating Subsidiary’s services include reviewing statutory records, conducting site visits, and preparing detailed due diligence reports to facilitate informed decision-making.

In addition to these core services, our Hong Kong Operating Subsidiary offers Value-Added Services such as website design enhancements and the production of high-quality promotional videos, ensuring that our clients maintain a strong and compelling presence in the market.

Etoiles Consultancy and Etoiles Financial were founded in 2013 and 2023, respectively. Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry. Our Hong Kong Operating Subsidiary primarily targets companies that intend to seek a listing or are listed on the stock exchanges in Hong Kong or U.S.. Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry.

We, through our Hong Kong Operating Subsidiary, have achieved significant growth in our business. For each of the fiscal years ended December 31, 2025, 2024 and 2023, our total revenue was approximately $3.2 million, $2.5 million and $0.1 million, respectively. The number of clients with revenue contribution to us was 1 for the fiscal year ended December 31, 2023, 22 for the fiscal year ended December 31, 2024, and 18 for the fiscal year ended December 31, 2025.

Key Factors That Affect Operating Results

Our financial performance is influenced by several key factors, which may impact our revenue, profitability, and overall business operations. These factors include:

General Market Conditions of the Capital Markets

The success of our investor relations services is closely tied to the overall health of the capital markets, particularly in Hong Kong and the U.S., where most of our clients operate. Market volatility, changes in investor sentiment, economic downturns, and fluctuations in IPO activities can significantly affect demand for our services. A decline in capital market activities, such as fewer IPOs or decreased investor engagement, could lead to reduced client spending on investor relations services.

Regulatory Environment and Compliance Requirements

The regulatory landscape for publicly listed companies is continuously evolving, with changes in disclosure requirements, corporate governance practices, and investor relations guidelines. Stricter regulations or increased compliance costs may influence the scope and nature of services our clients require, which could impact our revenue streams. Additionally, regulatory uncertainties or geopolitical developments affecting capital markets may indirectly impact our business.

Client Retention and Business Development

Our ability to retain existing clients and attract new ones is crucial to sustaining our growth. Since many of our service engagements are project-based, client retention is not guaranteed. A decline in repeat business or increased client churn may negatively impact our financial performance. Additionally, competition within the industry may result in pricing pressures, requiring us to continuously enhance our service offerings and maintain strong client relationships.

Fluctuations in Service Demand

Demand for investor relations services can vary based on macroeconomic trends, investor sentiment, and corporate activities such as IPOs, mergers and acquisitions, or capital raising efforts. Periods of reduced market activity may lead to lower demand for investor relations services, affecting our revenue stability. Conversely, heightened market activity can create growth opportunities, provided we can scale our operations efficiently.

Recruitment and Retention of Skilled Professionals

Our business success relies on the expertise and experience of our professional team. The investor relations industry requires a deep understanding of financial markets, corporate communications, and regulatory compliance. Attracting, training, and retaining top talent is critical to maintaining high service quality and delivering value to our clients. Rising labor costs, talent shortages, or high employee turnover could impact our operational efficiency and client relationships.

Staffing Costs and Operational Efficiency

Personnel costs represent a significant portion of our operating expenses. The ability to manage labor costs while maintaining service quality is crucial to our profitability. Rising wages or increased competition for skilled professionals may put pressure on our margins. Additionally, inefficiencies in resource allocation, workflow management, or technology adoption could impact our ability to scale operations effectively.

Competition in the Industry

The investor relations industry in Hong Kong and other key markets is highly competitive, with numerous service providers offering similar solutions. Larger firms may have stronger brand recognition, extensive networks, and diversified service offerings, which could place pressure on our pricing and client acquisition strategies. Additionally, new entrants with innovative technologies may disrupt the industry landscape, necessitating continuous improvements in our service delivery.

Macroeconomic and Geopolitical Factors

Global economic trends, trade policies, interest rate fluctuations, and geopolitical tensions may indirectly impact our business. Factors such as economic slowdowns, inflationary pressures, or financial market instability can reduce corporate budgets for investor relations services. Additionally, uncertainties arising from geopolitical events may influence investor confidence and corporate communication strategies, affecting the demand for our services.

Technological Advancements and Digital Transformation

The investor relations industry is increasingly adopting digital solutions, such as virtual roadshows, AI-driven investor analytics, and digital communication platforms. The pace of technological change requires us to continuously enhance our digital capabilities to remain competitive. Failure to adapt to emerging technologies or changing client preferences may limit our ability to expand our market share.

Results of Operations

For Years Ended December 31, 2025, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended December 31,2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
REVENUE	$3,222,344	$2,525,909	$63,863

OPERATING EXPENSES
Costs of revenue	(997,475)	(534,880)	(12,773)
Selling expenses	(259,760)	(130,494)	—
General and administrative expenses	(1,997,017)	(859,935)	(15,663)
Total operating expenses	(3,254,252)	(1,525,309)	(28,436)

(LOSS) INCOME FROM OPERATIONS	(31,908)	1,000,600	35,427

OTHER EXPENSES
Total other expense, net	(27,636)	(3,684)	—

(LOSS) INCOME BEFORE INCOME TAXES	(59,544)	996,916	35,427

Income tax expenses	(94,116)	(144,417)	(2,731)
Net (loss) income	$(153,660)	852,499	32,696

Revenue

The following table sets forth our revenue by geographical area of the customers for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Hong Kong	2,591,288	2,318,605	63,863
China	631,056	115,340	—
United States	—	91,964	—
Total	3,222,344	2,525,909	63,863

For the fiscal year ended December 31, 2025, our total revenue increased to $3,222,344, compared to $2,525,909 for the year ended December 31, 2024, representing steady growth. The increase was primarily driven by higher contract values associated with the projects undertaken during the year. The majority of our revenue was generated from clients based in Hong Kong, which accounted for $2,591,288, followed by $631,056 from China. The increase in revenue was primarily attributable to enhanced client retention and the expansion of service scope for existing clients, resulting in higher recurring service fees and larger overall contract values.

For comparison, our total revenue increased significantly to $2,525,909 for the fiscal year ended December 31, 2024, compared to $63,863 in the previous year. This substantial growth was primarily driven by an expansion in our service offerings and a significant increase in client engagements. The majority of our revenue was generated from clients based in Hong Kong, which accounted for $2,318,605, followed by $115,340 from China and $91,964 from the United States. The increase in revenue was primarily attributable to the rising demand for investor relations services from Hong Kong-listed and U.S.-listed companies, as well as pre-IPO firms seeking advisory support.

Operating expenses

Our operating expenses consist of the following:

	For the years ended December 31,
	2025	2024	2023
Costs of revenue	997,475	534,880	12,773
Selling expenses	259,760	130,494	—
General and administrative expenses	1,997,017	859,935	15,663
Total	3,254,252	1,525,309	28,436

Operating expenses for the fiscal year ended December 31, 2025, increased significantly to $3,254,252, compared to $1,525,309 in 2024. The increase in expenses was mainly driven by the scaling of our operations, including additional hiring, enhanced operational support functions, and higher costs incurred to meet the growing demand for our services.

Direct cost of revenue increased to $997,475 for the year ended December 31, 2025, reflecting higher costs incurred in delivering projects with larger contract sums and broader service scope, including increased professional support and project execution expenses.

Selling expenses amounted to $259,760 for the year ended December 31, 2025, mainly due to enhanced marketing initiatives and business development efforts aimed at securing larger contract values and strengthening client relationships in connection with our expanded service scope.

For comparison, operating expenses for the fiscal year ended December 31, 2024, increased to $1,525,309, compared to $28,436 in 2023. The rise in expenses was primarily due to the costs associated with business expansion. Direct cost of revenue increased to $534,880, reflecting higher subcontracting and supplier fees. Selling expenses amounted to $130,494, primarily due to marketing and business development efforts.

General and administrative expenses

The table below sets forth the breakdown of general and administrative expenses for the years indicated.

	For the years ended December 31,
	2025	2024	2023
Audit and professional fee	564,224	—	—
Consulting Fees	233,208	109,958	—
Depreciation - ROU	88,910	41,997	—
Depreciation	50,585	33,134	—
Information Technology	112,064	227,769	—
Overseas Traveling	63,763	26,247	—
Salaries and employees benefit	362,128	153,838	13,348
Others	522,135	266,992	2,315
Total	1,997,017	859,935	15,663

General and administrative expenses increased significantly to $1,997,017 for the year ended December 31, 2025 from $859,935 for the year ended December 31, 2024, representing an increase of $1,137,082, or approximately 132%. The increase was primarily attributable to higher legal, audit, and other professional fees incurred in connection with the preparation for and completion of our initial public offering.

In addition, general and administrative expenses increased as a result of business expansion and operational scaling to support larger contract values and expanded service offerings. Wages and salaries increased due to additional hiring and enhanced compensation to support our growing operations. Depreciation expense, including depreciation of right-of-use assets, increased primarily as a result of office expansion. Overseas traveling expenses also increased in connection with expanded business development activities and client engagement efforts.

These increases were partially offset by a decrease in information technology expenses, which declined compared to the prior year due to reduced technology-related investments following infrastructure upgrades completed in 2024.

For comparison, general and administrative expenses increased to $859,935 for the year ended December 31, 2024 from $15,663 for the year ended December 31, 2023. The increase was primarily attributable to the fact that the Group commenced business operations in September 2023, and therefore the results for 2023 reflect only approximately four months of operating activities. As a result, the 2023 figures are not fully comparable to the full-year results for 2024.

For 2024, we operated for a full fiscal year and continued to expand our operational infrastructure. The increase in general and administrative expenses was mainly driven by higher consulting and professional service fees, increased investment in information technology systems, office lease arrangements resulting in depreciation of right-of-use assets, expanded workforce costs, and increased business development activities, including overseas travel.

Other income (expense), net

Other income (expense) mainly represents net of other income and interest expenses.

Income tax expense

Our income tax expenses decreased by $50,301, or 34.8%, from $144,417 for the year ended December 31, 2024, to $94,116 for the year ended December 31, 2025. The decrease in income tax expenses was primarily due to lower taxable income for the year ended December 31, 2025, which was mainly attributable to increased operating expenses associated with business expansion and service delivery.

For comparison, our income tax expenses increased by $141,686 or 5,188.1%, from $2,731 for the year ended December 31, 2023 to $144,417 for the year ended December 31, 2024 in line with increase in taxable income in 2024.

Net (loss)/income

As a result of the foregoing, we reported a net loss of $153,660 for the year ended December 31, 2025, as compared to a net profit of $852,499 for the year ended December 31, 2024 as the reasons discussed above.

As a result of the foregoing, we reported a net income of $852,499 for the year ended December 31, 2024, as compared to a net profit of $32,696 for the year ended December 31, 2023 as the reasons discussed above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations.

As of December 31, 2025, we had cash and cash equivalents of approximately $5.4 million. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of December 31, 2025, our current assets were approximately $6.0 million, and our current liabilities were approximately $1.4 million. As of December 31, 2024, our current assets were $1.8 million, and our current liabilities were $1.2 million. Current ratio increase from approximately 1.5 in 2024 to 4.37 in 2025.

In view of the current cash and bank balances and funds generated by operating activities, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended December, 2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(910,681)	$1,622,868	$63,945
Net cash used in investing activities	(687,059)	(75,215)	—
Net cash provided by (used in) financing activities	5,587,091	(181,688)	—
Net increase in cash and cash equivalents	3,989,351	1,365,965	63,945
Effect of foreign exchange rate changes	(3,570)	4,583	76
Cash and cash equivalents at the beginning of year	1,441,024	70,476	6,455
Cash and cash equivalents at the end of year	$5,426,805	$1,441,024	$70,476

Operating Activities

For the year ended December 31, 2025, our net cash used in operating activities was approximately $0.9 million, which primarily reflected cash outflow from our net loss of $153,660 adjusted for net changes in assets and liabilities of approximately $1 million, which mainly represent a decrease in contract liabilities of approximately $0.6 million and increase in deposits and other receivables of approximately $0.3 million.

For the year ended December 31, 2024, our net cash provided by operating activities was approximately $1.6 million, which primarily reflected cash inflow from our net income of $0.9 million adjusted for net changes in assets and liabilities of $0.7 million, which mainly represent an increase in contract liabilities of approximately $1.0 million.

For the year ended December 31, 2023, our net cash provided by operating activities was approximately $64,000, which primarily reflected cash inflow from our net income of $33,000 and net changes in assets and liabilities of approximately $31,000, which mainly represent an increase in accrued liabilities.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2025, 2024 and 2023 were $687,059, $75,215 and nil respectively, mainly represent cash payment for purchase of property and equipment.

Financing Activities

For the year ended December 31, 2025, net cash provided by financial activities was approximately $5.6 million, which was mainly attributable to payments of offering costs for initial public offering of $1,192,106 net by the proceeds from issuance of shares pursuant to IPO of $6,440,000.

For the year ended December 31, 2024, net cash used in financing activities was approximately $0.2 million, mainly representing payments made for offering costs related to IPO.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended December 31, 2025, 2024 and 2023.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

December 31, 2025
Year ending December 31, 2026	$598,802
Year ending December 31, 2027	487,988
Year ending December 31, 2028	422,000
Year ending December 31, 2029	419,359
Year ending December 31, 2030	419,359
Total undiscounted lease obligations	2,347,508
Less: imputed interest	(265,896)
Lease liabilities recognized in the consolidated balance sheet	$2,081,612

We lease offices which are classified as operating leases in accordance with Topic 842. As of December 31, 2025, our future lease payments totaled $2,347,508.

Capital Expenditures

For the years ended December 31, 2025, 2024 and 2023, we purchased $687,059 $75,215 and nil, respectively, of property and equipment respectively, mainly for use in our operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include revenue recognition. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Name	Age	Position
Kit Shing, CHEUNG	34	Director, Chief Executive Officer, and Chairman of the Board of Directors
Hon Fai, TAM	42	Chief Financial Officer
Zhihan, LOU	31	Chief Operating Officer
Qi, DING	55	Independent Director
Yeung Tak, CHEN	41	Independent Director
Heung Ping WONG	44	Independent Director

Kit Shing, CHEUNG is a Director, Chief Executive Officer and Chair of the board of the Company. Mr. Cheung is responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Cheung has over 7 years of experience in business management. Mr. Cheung joined Etoiles Consultancy in September 2023 and has become our Chief Executive Officer since February 2025. Since 2021, Mr. Cheung has been a project manager and director of Everway Creation Limited. From 2016 to 2021, Mr. Cheung was a senior relation manager of Industrial Bank Co., Ltd. From August 2022 to June 2023, Mr. Cheung was an executive director of Future World Holdings Limited (HKEx: 00572), a company listed on the Stock Exchange of Hong Kong Limited. Mr. Cheung obtained a bachelor’s degree in science from the University of Toronto in 2015.

Hon Fai, TAM is the Chief Financial Officer of the Company. Mr. Tam has over 18 years of experience in the accounting, financing and auditing industry. Mr. Tam has become our Chief Financial Officer since February 2025. Since April 2023, Mr. Tam has been a company secretary of WK Group (Holdings) Limited (HKEx: 02535), a company listed on the Stock Exchange of Hong Kong Limited. Since June 2020, Mr. Tam has been a director of Marksman Services Group Limited. Since October 2020, Mr. Tam has been a director of IPA CPA Limited. From December 2020 to February 2022, Mr. Tam was a company secretary of Sino Vision Worldwide Holdings Limited, a company formerly listed on the Stock Exchange of Hong Kong. From August 2019 to September 2024, Mr. Tam was an independent non-executive director of China Next-Gen Commerce and Supply Chain Limited (HKEx: 03928), a company listed on the Stock Exchange of Hong Kong Limited. From January 2012 to November 2022, Mr. Tam was an audit partner of CTY & Co., a CPA firm. From September 2006 to August 2011, Mr. Tam worked in the audit department of Deloitte Touche Tohmatsu. Mr. Tam obtained a bachelor’s degree of business administration in accounting from the Hong Kong University of Science and Technology in 2006. Mr. Tam has been a member of the Hong Kong Institute of Certified Public Accountants since January 2010 and is currently a fellow member of the Hong Kong Institute of Certified Public Accountants.

Zhihan, LOU is the Chief Operating Officer of the Company. Mr. Lou has over 5 years of experience in public relations, investor relations and communications industry. Mr. Lou has become our Chief Operating Officer since February 2025. Since February 2024, Mr. Lou has been the general manager of Etoiles Financial. From October 2023 to February 2024, Mr. Lou served as a consultant of Valuable Capital Limited, a company engaged in strategic consulting. From November 2019 to October 2023, Mr. Lou served as a deputy director of Wonderful Sky Financial Group Limited, a company engaged in initial public offering consultation and financial public relation. Mr. Lou obtained a masters of arts degree in communication from the Hong Kong Baptist University and a bachelor’s degree of broadcasting from the Zhejiang University of Technology in 2017 and 2016, respectively.

Qi, DING is an independent director of the Company. Ms. Ding has over 30 years of experience in the financial services industry, with extensive expertise in asset management, securities, investment banking, and commercial banking. Since June 2022, Ms. Ding has been an executive director and a responsible officer (Types 1, 4 and 9) of Huasheng Asset Management Limited. From October 2019 to December 2021, she served as the managing director and a responsible officer (Types 1, 4 and 9) of JX Securities (Hong Kong) Limited. Ms. Ding obtained a bachelor’s degree in international finance from the Central University of Finance and Economics in 1993. She is a holder of Type 1, 4, and 9 licenses issued by the Hong Kong Securities and Futures Commission and possesses senior executive qualifications for fund management in mainland China.

Yeung Tak, CHEN is an independent director of the Company. Mr. Chen has over 15 years of experience in auditing, accounting, financial management, treasury, internal control, corporate governance, and company secretarial matters. He graduated from The Hong Kong Polytechnic University with a bachelor’s degree of arts in accountancy in December 2006. He has been a member of the Hong Kong Institute of Certified Public Accountants since January 2011 and was admitted as a fellow in September 2021. Mr. Chen is also a CPA (Practising) registered with the Accounting and Financial Reporting Council. From December 2017 to December 2021, he served as an independent non-executive director of AV Promotions Holdings Limited (HKEx: 8419), a company listed on the Stock Exchange of Hong Kong Limited. He is currently the company secretary of Kingland Group Holdings Limited (HKEx: 1751), a company listed on the Stock Exchange of Hong Kong Limited, and served as its executive director from May 2020 to June 2022. Mr. Chen also serves as an independent non-executive director of DT Capital Limited (HKEx: 356), WEIli Holdings Limited (HKEx: 2372), and Gain Plus Holdings Limited (HKEx: 9900), all of which being companies listed on the Stock Exchange of Hong Kong Limited. Additionally, he has been an independent director of Onion Global Limited, a company formerly listed on the New York Stock Exchange (NYSE: OG) and currently listed on the U.S. OTC Market (OTC: OGBLY) since March 2022.

Heung Ping WONG is an director of the Company. Mr. Wong as over 18 years of experience in journalism and financial services. Since 2013, Mr. Wong has been serving as a senior consultant at AIA International Limited. From 2007 to 2013, Mr. Wong was a senior reporter at the Hong Kong Economic Times. Mr. Wong obtained a Bachelor of Business Administration from Hong Kong Baptist University in 2007.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

For the year ended December 31, 2025, 2024 and 2023, the aggregate cash compensation and benefits that we paid to the executive officers and directors were HK$1,200,000 (approximately US$154,000), HK$1,751,836 (approximately US$224,508) and HK$200,000 (approximately US$25,545), as compensation to our directors and executive officers, as well as an aggregate of HK$36,000 (approximately US$4,600), HK$68,550 (approximately US$8,785) and HK$4,500 (approximately US$575) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong, respectively.

For the fiscal year ended December 31, 2025, 2024 and 2023, the aggregate cash compensation and benefits that we paid to the non-executive directors were HK$172,650, (approximately US$22,000), as compensation to our non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors, executive officers and non-executive directors. We do not have any equity incentive plan in place as of the date of this annual report.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Under our employment agreement with our Chief Executive Officer, Kit Shing, CHEUNG, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Cheung an annual salary of $153,840. Mr. Cheung will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Cheung’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Cheung is also subject to standard confidentiality provision.

Under our employment agreement with our Chief Financial Officer, Hon Fai, TAM, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Tam an annual salary of $36,000. Mr. Tam will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Tam’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Tam is also subject to standard confidentiality provision.

Under our employment agreement with our Chief Operating Officer, Zhihan, LOU, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Lou an annual salary of nil. Mr. Lou will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Lou’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Lou is also subject to standard confidentiality provision.

Agreements with independent directors

We entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Board of Directors

Our board of directors consists of 4 Directors, comprising 1 executive Directors and 3 independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

We have established three committees under the board of directors: of an Audit Committee, a Compensation Committee and a Nominating Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Our audit committee consists of Ms. Qi, DING, Mr. Heung Ping WONG, and Mr. Yeung Tak, CHEN. Mr. Yeung Tak, CHEN is be the chairperson of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ms. Qi, DING, Mr. Heung Ping WONG, Ms. Qi, DING is the chairperson of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Qi, DING, Mr. Heung Ping WONG, and Mr. Yeung Tak, CHEN., Mr. Heung Ping WONG is the chairperson of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, the quorum for the transaction of business shall be one unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors

6.D Employees

We and our Operating Subsidiaries employed a total of 24 full-time employees, as of December 31, 2025. The following table sets forth a breakdown of our employees by function:

	Number of Employees
Functional Area	December 31, 2025	December 31, 2024	December 31, 2023
Management	1	1	1
Investor Relationship	7	4	—
Research	6	5	—
Sales and Marketing	6	1	—
Finance and Administration	4	1	—
Total	24	12	1

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report by our officers, Directors, and 5% or greater beneficial owners of our Class A Ordinary Shares and Class B Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this annual report, the percentage of Shares beneficially owned is based on 20,110,000 Ordinary Shares, consisting of 15,110,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares outstanding. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)		% of Total Voting
Name of Beneficial Owners(1)	Number	%	Number	%	Power(2)
Directors and Executive Officers:
Kit Shing, CHEUNG(3)	10,287,000	68.08	5,000,000	100%	92.59%
Hon Fai, TAM	—	—	—	—	—
Zhihan, LOU	—	—	—	—	—
Qi, DING	—	—	—	—	—
Heung Ping WONG	—	—	—	—	—

All directors and executive officers as a group	10,287,000	68.08	5,000,000	100%	92.59%
5% shareholders:
Etoiles Zeneo Investment Limited(3)	10,287,000	68.08	5,000,000	100%	92.59%

As of the date of this annual report, none of our outstanding Shares are held by record holders in the United States.

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong.

(2)	Applicable percentage of ownership is based on 20,110,000 Ordinary Shares, consisting of 15,110,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares outstanding of the date of this annual report.

(3)	Comprised of 10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares owned by Etoiles Zeneo Investment Limited, which entities are all wholly-owned by Mr. Kit Shing, CHEUNG. Therefore, Mr. Kit Shing, CHEUNG has the voting and dispositive control over the shares held by each of these entities.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report.

Balances with related parties

(a) Amount (to) due from a director

	As of December 31,
	Note	2025	2024
Mr. Kit Shing, CHEUNG	1	$(39,392)	$309,507

(1)	The balance represents advanced to (by) a director. Amount due (to) from a director is non-trade, unsecured, non-interest bearing and repayable on demand.

(b) Salaries paid related parties

	Years Ended December 31,
Salary paid to a related party:	2025	2024	2023
Mr. Kit Shing, CHEUNG (a)	$151,624	$153,787	$25,545
Ms. On Ki CHEUNG (b)	74,654	32,039	—

Rental expenses paid to a related party:	2025	2024	2023
Mr. Kit Shing CHEUNG (a)	$—	$—	$—

(1)	On August 1, 2025, the Company entered into a lease agreement with a director, Mr. Kit Shing CHEUNG, pursuant to which the Company leases a property to be used as a clubhouse for corporate and client engagement purposes.

The lease term commenced on August 1, 2025 and will expire on December 31, 2030. The lease was reviewed and approved by the independent and non-conflict members of the Board of Directors. The monthly rent is $34,917 was determined with reference to prevailing market rates for comparable commercial properties and represents, in management’s assessment, a fair market rate for the premises. The lease provides for a rent-free period from August 1, 2025, to December 31, 2025 to allow for renovation and interior decoration of the premise. Accordingly, no rental payments were made during this rent-free period.

The clubhouse is currently undergoing renovation and interior decoration. As of December 31, 2025, the property was not yet ready for use and had not commenced operations. The up-front payment of $524,199 is recognized as construction in progress as of December 31, 2025. The Company expects the clubhouse to be completed and ready to provide services in February 2026.

(1)	Mr. Kit Shing, CHEUNG is the director, Chief Executive Officer and a principal shareholder of the Company.

(2)	Ms. On Ki, CHEUNG, is a close family member of a director, Mr. Kit Shing, CHEUNG.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, Etoiles Cayman and its subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims, which would have a material adverse impact on the operations, financial position and reputation of our Group.

Dividend Policy

During the years ended December 31, 2025, 2024 and 2023 and up to the date of this annual report, no transfers, dividends or distributions have been made by Etoiles Cayman, Zynergy BVI, Etoiles Consultancy, Etoiles Financial, Etoiles Vision and Etoiles Original. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Class A Ordinary Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong Operating Subsidiary and Etoiles Financial.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars or HK Dollar.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “EFTY.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “EFTY.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our Second Amended And Restated Memorandum and Articles of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands, Hong Kong and Singapore currently have no exchange control regulations or currency restrictions.

The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between Acco and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. See “Item 3.D. Risk Factors- Risks relating to our Corporate Structure- We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” for more information.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in British Virgin Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. According to the Inland Revenue (Amendment) (No. 3) Ordinance 2018, the two-tiered profits tax rates regime is introduced with effect from the year of assessment 2018/19. The profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% for corporations and 7.5% for unincorporated businesses. Assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the United States for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from our initial public offering, and projections as to the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of our initial public offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a “purging election”.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (i) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. We intend to list the Ordinary Shares on Nasdaq. Provided that this listing is approved, we believe that the Ordinary Shares should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares, including the effects of any change in law after the date of this annual report.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes this election with respect to our Ordinary Shares for first taxable year which they hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount of gains previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Internal Revenue Code Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in Internal Revenue Code Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC (regardless of whether they make a mark-to-market election as described above), the holder must generally file an annual IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Ordinary Shares.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of revenue, selling expenses and general and administrative expenses, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, the majority of our consolidated revenues, costs, and expenses are denominated in Hong Kong dollars. Most of our assets are also held in Hong Kong dollars. As a result, we are exposed to foreign exchange risk, as fluctuations in the exchange rates between the U.S. dollar and Hong Kong dollar can impact our revenues and operating results. If the Hong Kong dollar depreciates against the U.S. dollar, the value of our revenues, earnings, and assets, as expressed in our U.S. dollar financial statements, will decline. Currently, we have not entered into any hedging transactions to mitigate this foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

For the period from August 8, 2025, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-287302) relating to the initial public offering was declared effective by the SEC, to the date of this annual report, out of the net proceeds of approximately US$5.1 million received from the initial public offering, we used (i) approximately US$0.4 million for strengthening our integrated investor relation services in Hong Kong; (ii) approximately US$0.1 million for expanding our market presence; (iii) nil for incorporate latest technology and trends into our service offerings; (iv) approximately US$0.2 for enhancing our brand; and (v) approximately US$1.2 million for general administration and working capital. There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the initial public offering for the purposes as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Business and Operations —Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of our Ordinary Shares.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in internal control over financial reporting.

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee will consist of Ms. Qi, DING, Mr. Heung Ping WONG, and Mr. Yeung Tak, CHEN. Mr. Yeung Tak, CHEN is chairman of our audit committee. Ms. Qi, DING and Mr. Heung Ping WONG each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Mr. Yeung Tak, CHEN qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by SRCO, C.P.A., Professional Corporation Assurance PAC., our independent registered public accounting firm, for the periods indicated.

	For the years ended December 31,
Services	December 31, 2025	December 31, 2024	December 31, 2023
Audit Fees - SRCO, C.P.A., Professional Corporation Assurance PAC (1)	$155,000	$280,000	$—
Audit-related fees(2)	—	—	—
All other fees(3)	—	—	—
Total	155,000	280,000	—

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3)	All other fees refer to the fees not covered in (1) and (2) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, our Controlling Shareholder is the beneficial owners of an aggregate of 10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, respectively, which will represent an aggregate of 92.59% of the total voting power, among which 15.80% of the voting power stem from its 10,287,000 Class A Ordinary Shares and 76.79% of the voting power stem from its 5,000,000 Class B Ordinary Shares.  Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum of Association and Articles of Association, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
2.1*	Description of Securities
4.1	Employment Agreement between the registrant and Mr. Kit Shing, CHEUNG, registrant’s Chief Executive Officer and Chair of the Board (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
4.2	Employment Agreement between the registrant and Mr. Hon Fai, TAM, registrant’s Chief Financial Officer (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
4.3	Employment Agreement between the registrant and Mr. Zhihan, LOU, registrant’s Chief Operating Officer (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
4.4*	Tenancy Agreement for Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central, Sheung Wan, Hong Kong
4.5*	Tenancy Agreement for Room 1510, 15/F, Tower A, Fangtian Technology Plaza, Nanshan District, Shenzhen, Guangdong, China.
4.6	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 99.10 to the registration statement on Form F-1 (File No. 333-287302), as amended, filed with the U.S. Securities and Exchange Commission on May 15, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Kit Shing, CHEUNG
Kit Shing, CHUENG
Chief Executive Officer and Director
(Principal Executive Officer)

Date: May 13, 2026

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Etoiles Capital Group Co., Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Etoiles Capital Group Co., Ltd and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the United States Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2024.

Amherst, NY

May 13, 2026	/s/ SRCO, C.P.A., Professional Corporation

SRCO, C.P.A., Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$5,426,805	$1,441,024
Accounts receivable, net (Note 3)	238,973	7,152
Deposits and other assets, net (Note 4)	311,811	11,249
Amount due from a director (Note 15)	—	309,507
Total current assets	5,977,589	1,768,932

Non-current assets:
Property and equipment, net (Note 5)	658,635	41,932
Deposits and other assets, net (Note 4)	39,019	18,593
Operating lease right-of-use assets, net (Note 7)	2,081,612	53,418
Deferred tax assets (Note 12)	—	4,539
Deferred initial public offering costs (Note 6)	—	181,688
Total non-current assets	2,779,266	300,170
TOTAL ASSETS	$8,756,855	$2,069,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Contract liabilities (Note 8)	$396,887	$958,314
Operating lease liabilities, current (Note 7)	501,597	48,841
Accrued liabilities	200,158	16,812
Amount due to a director (Note 15)	39,392	—
Income tax payable (Note 12)	230,440	152,364
Total current liabilities	1,368,474	1,176,331

Non-current liability:
Deferred tax liabilities (Note 12)	11,354	—
Operating lease liabilities, non-current (Note 7)	1,580,015	4,577
Total non-current liability	1,591,369	4,577
TOTAL LIABILITIES	$2,959,843	$1,180,908

SHAREHOLDERS’ EQUITY
Ordinary shares, 450,000,000 shares authorized, par value US$0.0001 each, 15,110,000 and 13,500,000 Class A ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively	$1,511	$1,350
Ordinary shares, 50,000,000 shares authorized, par value US$0.0001 each, 5,000,000 Class B ordinary shares issued and outstanding as of December 31, 2025 and 2024	500	500
Additional paid in capital	5,066,546	500
Retained earnings	728,061	881,721
Accumulated other comprehensive income	394	4,123
Total shareholders’ equity	5,797,012	888,194
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,756,855	$2,069,102

Commitments and contingencies (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Years Ended December 31,
	2025	2024	2023
REVENUE	$3,222,344	$2,525,909	$63,863

OPERATING EXPENSES
Cost of revenue	(997,475)	(534,880)	(12,773)
Selling expenses	(259,760)	(130,494)	—
General and administrative expenses	(1,997,017)	(859,935)	(15,663)
Total operating expenses	(3,254,252)	(1,525,309)	(28,436)

(LOSS) INCOME FROM OPERATIONS	(31,908)	1,000,600	35,427

OTHER INCOME (EXPENSE)
Other income, net	22,880	86	—
Interest expense	(50,516)	(3,770)	—
Total other income (expense), net	(27,636)	(3,684)	—

(LOSS)/INCOME BEFORE INCOME TAXES	(59,544)	996,916	35,427
Income tax expenses (Note 12)	(94,116)	(144,417)	(2,731)
NET (LOSS) INCOME	$(153,660)	$852,499	$32,696

Other comprehensive (loss) income
Foreign currency translation adjustment	(3,729)	4,053	70
Comprehensive (loss) income	$(157,389)	$856,552	32,766

(Loss)/earning per share – basic and diluted	$(0.0080)	$0.0461	0.0018
Basic and diluted weighted average shares outstanding*	19,126,616	18,500,000	18,500,000

The accompanying notes are an integral part of these consolidated financial statements.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Total Share Capital		Additional	Accumulated Other
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid in capital	Comprehensive Income	Retained Earnings	Total
Balance as of January 1, 2023	13,500,000	$1,350	5,000,000	$500	18,500,000	$1,850	500	—	$(3,474)	$(1,124)
Net income	—	—	—	—	—	—	—	—	32,696	32,696
Foreign currency translation adjustment	—	—	—	—	—	—	—	70	—	70
Balance as of December 31, 2023	13,500,000	$1,350	5,000,000	$500	$18,500,000	$1,850	$500	$70	$29,222	$31,642
Net income	—	—	—		—	—	$—	—	852,499	852,499
Foreign currency translation adjustment	—	—	—		—	—	—	4,053	—	4,053
Balance as of December 31, 2024	13,500,000	$1,350	5,000,000	$500	$18,500,000	$1,850	$500	$4,123	$881,721	$888,194
Issue of shares pursuant to IPO, net of offering costs (Note 10)	1,610,000	161	—		1,610,000	161	5,066,046	—	—	5,066,207
Net loss	—	—	—		—	—	—	—	(153,660)	(153,660)
Foreign currency translation adjustment	—	—	—		—	—	—	(3,729)		(3,729)
Balance as of December 31, 2025	15,110,000	$1,511	5,000,000	$500	$20,110,000	$2,011	$5,066,546	$394	$728,061	$5,797,012

The accompanying notes are an integral part of these consolidated financial statements.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(153,660)	$852,499	$32,696
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	139,495	75,131	—
Loss on disposal of property, plant and equipment	20,676	—	—
Changes in assets and liabilities:
Accounts receivable	(231,821)	(7,152)	—
Deposits and other assets	(320,988)	(29,842)	—
Accrued liabilities	183,346	16,236	576
Contract liabilities	(561,427)	958,314	—
Amount due from (to) a director	4,980	(345,028)	27,942
Deferred tax assets	15,893	(4,539)	—
Income tax payable	78,070	149,627	2,731
Operating lease liabilities	(85,245)	(42,378)	—
Net (used in) cash provided by operating activities	(910,681)	1,622,868	63,945

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of property and equipment	(687,059)	(75,215)	—
Net cash used in investing activity	(687,059)	(75,215)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of offering costs for related to IPO	(1,192,106)	(181,688)	—
Proceeds from issuance of shares pursuant to IPO	6,440,000	—	—
Advanced by a director	680,185	—	—
Repayment from a director	(340,988)	—	—
Net cash used in financing activities	5,587,091	(181,688)	—

Net increase in cash and cash equivalents	3,989,351	1,365,965	63,945
Effect of foreign currency translation on cash and cash equivalents	(3,570)	4,583	76
Cash and cash equivalents, beginning of year	1,441,024	70,476	6,455
Cash and cash equivalents, end of year	$5,426,805	$1,441,024	$70,476

Supplemental Disclosure of Cash Flow Information

Non-Cash Transactions:
Right-of-use assets obtained in exchange for new operating lease obligations	2,140,510	95,174	—
Termination of right-of-use assets and lease liabilities	27,071	—	—
There were no significant non-cash investing or financing transactions during the years ended December 31, 2025, 2024 and 2023.
Supplementary cash flow information:
Interest received	$22,868	$86	$—
Interest paid	$50,516	$3,770	$—

The accompanying notes are an integral part of these consolidated financial statements.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Etoiles Capital Group Co., Ltd (the “Company”) was incorporated in the Cayman Islands on September 13, 2024, as an exempted company with limited liability and serves as an investment holding company. The Company conducts its business operations through its indirectly wholly-owned subsidiaries (herein collectively referred to as the “Group”), which include:

1.	Etoiles Consultancy Limited (formerly known as Shum Yin Consultancy Limited) (“Etoiles Consultancy”), incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”), specializing in providing integrated investor relations services.

2.	Etoiles Financial Group Limited (“Etoiles Financial”), incorporated and domiciled in HK SAR, which remains inactive as of the date of these consolidated financial statements.

3.	Etoiles Original Limited (“Etoiles Original”), incorporated and domiciled in British Virgin Islands, which remains inactive as of the date of these consolidated financial statements.

4.	Etoiles Vision Technology (Shenzhen) Limited (“Etoiles Vision”), incorporated and domiciled in People’s Republic of China, specializing in providing integrated investor relations services.

The Group is headquartered in Hong Kong, where its primary operations focus on delivering integrated investor relations services.

As of December 31, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Jurisdiction of formation	Date of incorporation	Direct/indirect economic ownership %	Principal activity
Zynergy Holding Co., Limited (“Zynergy BVI”)	A BVI company	Incorporated on December 27, 2023	100%	Holding company
Etoiles Consultancy	A Hong Kong company	Incorporated on October 9, 2013	100%	Integrated investor relations service
Etoiles Financial	A Hong Kong company	Incorporated on November 16, 2023	100%	Inactive
Etoiles Original Limited	A BVI company	Incorporated on October 8, 2025	100%	Inactive
Etoiles Vision Technology (Shenzhen) Limited	A People’s Republic of China company	Incorporated on December 19, 2025	100%	Integrated investor relations service

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Group reorganization

Pursuant to a reorganization of the Group to rationalize the structure of the Group in preparation for the listing of Class A Ordinary Shares, the Company became the holding company of the Group on November 3, 2024. Prior to the reorganization, all the issued share capital of Etoiles Consultancy and Etoiles Financial was held by Zynergy BVI, which was held by Etoiles Zeneo Investment Limited. As part of this reorganization, on November 3, 2024, the Company acquired all the issued share capital of Zynergy BVI from Etoiles Zeneo Investment Limited at cash considerations of $1.

As the Company and its subsidiaries were under the common control of the shareholders, and their equity interests were ultimately held by the same parties immediately before and after the reorganization, the reorganization was accounted for as a recapitalization. Accordingly, the consolidated financial statements of the Group have been prepared at historical cost, as if the reorganization had been in effect as of the beginning of the earliest period presented. The consolidated financial statements reflect the current group structure as if it had been in existence throughout the two-year period ended December 31, 2025, or since the incorporation/establishment of the relevant entities where applicable.

The shares of the Company began trading on the Nasdaq Capital Market on August 8, 2025, under the ticker symbol “EFTY”. The Company consummated its initial public offering of 1,400,000 Class A ordinary shares. As a result, the Company has raised aggregate gross proceeds of $5,600,000 in the initial public offering, before deducting underwriting discounts and other related expenses. The Group closed the sale of an additional 210,000 Class A ordinary shares. The underwriters’ full exercise of the over-allotment option resulted in the sale of 210,000 additional shares, contributing $840,000 in additional gross capital. As a result, the Group has raised aggregate gross proceeds of $6,440,000, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group.

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) made an order suspending trading in the securities of Etoiles Capital Group Co., Ltd (the “Company”) for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. ET on October 17, 2025 (the “Suspension Period”) because of potential manipulation in the securities of the Company effectuated through recommendations, made to investors by unknown persons via social media to purchase the securities of the Company, which appear to be designed to artificially inflate the price and volume of the securities of the Company.

In response to Nasdaq’s subsequent request for information relating to the SEC suspension and other related matters, the Company submitted a written response to Nasdaq on October 12, 2025.

On October 18, 2025, Nasdaq issued a public notice stating that trading in the Company’s securities will remain halted pending the receipt of additional information from the Company.

As of the date of this report, the Company has not received any further follow-up requests from Nasdaq and continues to closely monitor the situation. The Company remains fully committed to cooperating with Nasdaq, the SEC and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner.

The Company wishes to state clearly that it has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or otherwise. The Company’s management and the board of directors take this matter very seriously. The Company is fully committed to cooperating with the SEC and all relevant regulatory authorities during the Suspension Period.

The Company further emphasizes that its daily operations and business activities remain normal and unaffected by the suspension of trading. The Company continues to carry out its business plans and serve its clients as usual.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 10.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Group. The Group eliminates all significant intercompany balances and transactions in the consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made. Significant accounting estimates reflected in the Group’s its consolidated financial statement include the useful lives of plant and equipment, impairment of long-lived assets, operating right-of-use assets and lease liabilities, allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transactions

The accompanying consolidated financial statements are presented in USD, which is the reporting currency of the Group. The functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong Dollars (“HKD” or “HK$”) and the functional currency of its subsidiary incorporated in the British Virgin Islands is United States Dollars. These are considered their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters.”

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2025	December 31, 2024
Year-end $: HK$ exchange rate	7.7833	7.7677
Year average $: HK$ exchange rate	7.7956	7.8030

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in domestic banks of Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection was up to HKD500,000 (approximately US$64,139) and has been raised to HKD800,000 (approximately US$102,622) from October 1, 2025 per depositor per Scheme member, including both principal and interest.

Prepayment and deposits

Prepayment is mainly payment made to vendors or services providers for future services that have not been provided. These amounts are non-refundable and bear no interest. Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

The Group considers the prepayments and deposits to be impaired if the realizability of these amounts become doubtful. As of December 31, 2025, 2024 and 2023, there was nil allowance recorded as the Group considers all of the prepayments and deposits recoverable. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Group typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	Over the shorter of the remaining lease term or five years
Computer	4 years
Furniture and equipment	4 years
Motor Vehicle	4 years
Construction in progress	is not depreciated until the relevant assets are completed and are available for their intended use.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Group’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments, which substantially extend the useful life of assets, are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

The Company capitalizes certain legal, accounting, and other direct and incremental costs incurred in connection with its planned initial public offering (“IPO”). These deferred offering costs are recorded as a non-current asset on the balance sheet. Upon successful completion of the IPO, the deferred offering costs are reclassified as a reduction of the IPO proceeds in shareholders’ equity. If the IPO is abandoned, these costs are immediately expensed in the period of abandonment.

Lease

The Group applies the provisions of ASC Topic 842, Leases which requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

Contract assets and contract liabilities

The timing of revenue recognition, billings, and cash collections results in the accounts receivable and contract liabilities on the consolidated balance sheets.

Revenues recognized for services performed but not yet billed to clients are recorded as contract assets. The Group recognizes advance payments from its clients for services that have not yet been performed or earned as contract liabilities. When consideration is received, or such consideration is unconditionally due from a customer prior to transferring consulting services to the customer under the terms of a contract, a contract liability is recorded. Contract liabilities are recognized as revenue after performance obligations have been satisfied and all revenue recognition criteria have been met.

The Group defines accounts receivable as assets for which it has recorded revenue because it determines that it is probable that it will earn a contractually agreed-upon fee, but is not yet entitled to receive a fee because certain events, such as completion of the measurement period or client approval, must occur.

The Group recognized contract liabilities of $396,887 and $958,314 as at December 31, 2025 and 2024, respectively.

Revenue Recognition

Revenue is recognized to depict the transfer of promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

The five-step model defined by ASC Topic 606 requires the Group to:

1.	identify its contracts with customers;

2.	identify its performance obligations under those contracts;

3.	determine the transaction prices of those contracts;

4.	allocate the transaction prices to its performance obligations in those contracts; and

5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group has elected as a practical expedient to not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations as of December 31, 2025 and December 31, 2024, as the Group’s contracts generally have an original expected duration of one year or less or revenue has been recognized at the amount for which the Group has the right to invoice for consulting services performed.

The Group is a professional services provider in Hong Kong that principally engages in the integrated investor relations services.

The Group derives substantially all of its revenues from the performance of professional services for its clients based on a fixed-price arrangement. Fixed-price arrangements require the client to pay a contractually agreed-upon fee in exchange for a pre-established set of professional services. The Group’s fixed-price arrangements have a single performance obligation.

The Group generally enters into distinct contracts with its clients for integrated investor relations services. These services include assisting clients in promoting their corporate image, managing relationships with investors, and conducting tailored due diligence exercises. Specifically, our services comprise: (i) management of public relations, including promotional planning, media coordination, and crisis management; (ii) management of investor relations, including drafting media documents and coordinating shareholder engagements; (iii) tailored due diligence exercises on investment or acquisition targets; and (iv) other value-added services such as website design enhancement and promotional video production.

Revenue generated from integrated investor relations services is structured based on service agreements in which clients pay a predetermined fee for a defined set of services. However, rather than adhering to a fixed billing arrangement, payments are made according to a mutually agreed-upon schedule outlined in the respective service agreements.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

Revenue is recognized when the Group satisfies a performance obligation by transferring services promised in a contract to a client in an amount that reflects the consideration that the Group expects to receive in exchange for those services. Performance obligations in the Group’s contracts represent distinct or separate service streams that the Group provides to clients. If, at the outset of an arrangement, the Group determines that an enforceable contract does not exist, revenues are deferred until all criteria for an enforceable contract are met.

The Group usually issues invoices to its customers and payment is usually due upon receipt of the invoice according to a mutually agreed-upon schedule outlined in contract terms stated.

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

Principal:    The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

Agent:    The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

The Group has determined that it acts as the principal for all the revenue. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The integrated investor relations services involve a series of distinct tasks that collectively meet the criteria for recognizing revenue over time monthly. The Group determines that the services provided each month are substantially similar in nature, with the client consuming a consistent benefit each month, even if the volume of services delivered varies. Consequently, the services are considered substantially similar and result in the transfer of substantially similar benefits to the client.

Based on this assessment, the Group concludes that the services provided satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. Revenue from integrated investor relations services is therefore recognized on a monthly basis, as the Group satisfies its performance obligations throughout the contract term.

In some cases the client specifically requests services related to one-off investor relation tasks which are provided under separately agreed service agreement. One-off services provide promised services including event management and logistics, international road shows, brochure design and printing, update website content. Revenue for these services is recognized at a point in time when the Group has fully completed the agreed-upon deliverables, and the client has obtained control of the service output. This typically occurs when the specified deliverables are completed and transferred to the client, as outlined in the service agreement.

Revenue disaggregated by timing of revenue recognition for the years ended December 31, 2025, 2024 and 2023 is disclosed in the table below:

	Years Ended December 31,
	2025	2024	2023
Revenue – Over time	2,776,889	2,206,744	—
Revenue – Point in Time	445,455	319,165	63,863
	$3,222,344	$2,525,909	$63,863

Information for the Group’s revenue by geographical area of the customers for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
	2025	2024	2023
Hong Kong	2,591,288	2,318,605	63,863
China	631,056	115,340	—
United States	—	91,964	—
	$3,222,344	$2,525,909	$63,863

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31 are as follows:

	As of December 31,
	2025	2024	2023
Amounts expected to be recognized as revenue:
Within one year	$499,110	$1,150,461	—
After one year	3,621	116,787	—
	$502,731	$1,267,248	$—

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Costs of revenue

Costs of revenue include the salaries, bonuses, and benefits of the Group’s employee consultants. Costs of revenue also include out-of-pocket and other third-party vendor expenses, and the salaries of support staff whose time is billed directly to clients, as well as the amounts billed to us by our outside consultants for services rendered while completing a project. Costs of revenue does not include depreciation and amortization.

The contracts the Group enters into and operates under specify whether the projects are billed on a fixed-price basis. Fixed-price contracts are principally used for management consulting projects. In general, project costs are classified in costs of revenue and are based on the direct salary of the Group’s employee consultants on the engagement, plus all direct expenses incurred to complete the project, including any amounts billed to the Group by its non-employee experts.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,844).

During the years ended December 31, 2025, 2024 and 2023, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were US$50,738, US$24,297 and US$575, respectively.

Income Taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is Mr. Cheung Kit Shing (a director and Chief Executive Officer of the Company). The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients that are incorporated in the Hong Kong, China and United States. Although some clients are legally domiciled outside Hong Kong, the Group’s engagement and service execution are primarily conducted in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Comprehensive Income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers for Integrated investor relations services which are recorded net of allowance for the Group’s doubtful accounts. The Group grants 30 days credit terms to the clients. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and 2024, no allowance for doubtful accounts was recognized, as management determined that expected credit losses were not material based on historical collection experience and other relevant factors.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Accounts receivable are recognized and carried at original invoiced amount net of expected losses. The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General & administrative expenses primarily consist of accounting fees, consulting fees, information technology expenses, entertainment, director remuneration which are not attributable to the revenue-generating activities, wages and salaries, and overseas traveling expenses, among others.

Selling and marketing expenses

Selling expenses consist primarily of marketing expenses incurred to promote our Group’s brand name.

Financial instruments

The Group’s financial instruments, including cash and cash equivalents, deposits, accounts and other receivables, accrued liabilities, amount due from (to) a director, contract liabilities and operating lease liabilities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Group. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accrued liabilities, amount due from (to) a director and operating lease liabilities qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the cash and cash equivalents, deposits, accounts and other receivables, accrued liabilities, amount due from (to) a director, contract liabilities and operating lease liabilities approximated their fair values as of December 31, 2025 and 2024 due to their short-term nature.

Recent accounting pronouncements

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its combined financial statements and disclosures.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements (“ASU 2025-12”), which makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2025	2024
Accounts receivable	$238,973	$7,152
Less: allowance for expected credit loss	—	—
Accounts receivable, net	$238,973	$7,152

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 4 — DEPOSITS AND OTHER ASSETS, NET

Deposits and other assets, net consist of the following:

	As of December 31,
	2025	2024
Deposits	$95,252	$18,593
Prepayments	255,578	11,249
	350,830	29,842
Less: amount classified as non-current assets (Note a)	(39,019)	(18,593)
Amount classified as current assets (Note b)	$311,811	$11,249

Note:

(a)	The amount represents the security deposit related to the lease disclosed in Note 7 which expected to be utilized or recovered after 12 months.

(b)	Prepayments and deposits expected to be utilized or recovered within 12 months after the balance sheet date are classified as current.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2025	2024
At cost:
Leasehold improvements	$41,125	$71,143
Computers	5,131	4,072
Furniture and equipment	53,410	—
Motor Vehicle	68,362	—
Construction in progress (Note 1)	524,199	—
	692,227	75,215
Less: accumulated depreciation	(33,592)	(33,283)
Total	$658,635	$41,932

Note 1:

As of December 31, 2025, construction in progress of $524,199 relates to fit-out of a new club-house. The construction is expected to be completed and the asset placed in service by February 2026, at which point depreciation will commence over an estimated useful life of 5 years. No borrowing costs were capitalized in connection with this construction during the year ended December 31, 2025.

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $50,585, $33,134 and nil respectively. No impairment loss was recognized for the years ended December 31, 2025, 2024 and 2023.

NOTE 6 — DEFERRED INITIAL PUBLIC OFFERING COSTS

As of December 31, 2024, the Group has capitalized deferred offering costs which consist primarily of legal, accounting, and other professional fees incurred in connection with the Company’s planned initial public offering (IPO). These costs are included as Deferred IPO Costs on the consolidated balance sheet as non-current assets. Upon the successful completion of the IPO on August 8, 2025, these costs were reclassified as a reduction in shareholders’ equity.

As of December 31, 2024, deferred initial public offering costs consist of the following:

	As of December 31,
	2025	2024
Accounting and other fees	$—	$84,396
Legal fees	—	97,292
Total	$—	$181,688

During the year ended December 31, 2025, payments for offering costs related to the IPO amounted to $1,192,106, together with deferred IPO costs of $181,688 incurred in prior years, the total of $1,373,794 was deducted from the gross proceeds of the IPO and credited to additional paid-in capital in the consolidated statements of changes in shareholders’ equity.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 7 — LEASES

The Group has operating leases for office spaces. During the year ended December 31, 2025, the Group early-terminated one operating lease for office space prior to its contractual expiry. As a result, the associated right-of-use asset of $27,071 and lease liability of $27,071 were derecognized. As the carrying amount of the right-of-use asset equaled the remaining lease liability at the date of termination, no gain or loss was recognized in the consolidated statements of operations and comprehensive income. During the year ended December 31, 2025, the Group entered a new operating lease which $ 2,140,510 right-of-use assets obtained in exchange for new operating lease obligations related to the lease of clubhouse premises as described in Note 15. As of December 31, 2025 and 2024, there were approximately $2,081,612 and $53,418 right of use (“ROU”) assets and approximately $2,081,612 and $53,418 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate ranged from 5% to 5.25% p.a. (2024: 5.25% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments.

As of December 31, 2025 and 2024, lease liabilities consist of the following:

	As of December 31,
	2025	2024
Operating lease liabilities – current portion	$501,597	$48,841
Operating lease liabilities – non-current portion	1,580,015	4,577
Total	$2,081,612	$53,418

A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	Years Ended December 31,
	2025	2024	2023
Total operating lease expense	$139,426	$45,767	$—
ROU assets obtained in exchange for operating lease liabilities	2,140,510	95,174	—
Cash paid for operating leases	139,420	45,767	—

Other lease information is as follows:

	As of December 31,
	2025	2024
Weighted-average remaining lease term – operating leases	4.6 years	1.1 years
Weighted-average discount rate (%)	5.2%	5.25%

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

December 31, 2025
Year ending December 31, 2026	$598,802
Year ending December 31, 2027	487,988
Year ending December 31, 2028	422,000
Year ending December 31, 2029	419,359
Year ending December 31, 2030	419,359
Total undiscounted lease obligations	2,347,508
Less: imputed interest	(265,896)
Lease liabilities recognized in the consolidated balance sheet	$2,081,612

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 8 — CONTRACT LIABILITIES

	As of December 31,
	2025	2024
Contract liabilities	$396,887	$958,314

Contract liabilities represented advances from clients related to integrated investor relations service on the Group’s consolidated balance sheets. Revenue is recognized as the Group satisfies its performance obligations under each client arrangement in accordance with ASC 606. The Group’s contract liabilities are generally recognized as revenue within one year. For the years ended December 31, 2025 and 2024, the Group recognized $958,314 and nil, respectively, of revenue that was included in the contract liabilities balance at the beginning of each period. The balance of $396,887 as at December 31, 2025 relates to performance obligations that remained unsatisfied or partially unsatisfied as at that date.

NOTE 9 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Cheung Kit Shing (a director and Chief Executive Officer of the Company), for making decisions, allocating resources and assessing performance.

The CODM reviews financial information on a consolidated basis and uses the consolidated net income, as reported on the consolidated statements of operations and comprehensive income, to assess performance of the Company and to allocate resources as part of the annual reporting process and to assess the performance of the Company’s single reportable segment, primarily by monitoring actual results versus the plan.

The significant expenses reviewed by the CODM are consolidated operating expenses, as presented in the consolidated statement of operations and comprehensive income. Consolidated operating expenses include direct costs, selling expenses and general and administrative expenses. General and administrative expenses include staff costs (including directors’ remuneration) $362,128, $153,838 and $13,348 for the year ended December 31, 2025, 2024 and 2023 respectively and depreciation and amortization expense, which are disclosed in Note 5, “Property, Plant and Equipment, net” and Note 7, “Leases”. Other segment items consist of interest expense and other income, as presented in the consolidated statement of operations.

Other segment items for the years ended December 31, 2025, 2024 and 2023, expenses totaled $27,636, $3,684, and nil, respectively, and consisted of:

-	Interest expenses of $50,516, $3,770 and nil, respectively

-	Other income, net of $22,880, $86 and nil, respectively

The CODM does not utilize consolidated balance sheet information when evaluating performance or allocating resources.

For the years ended December 31, 2025 and 2024 and as of December 31, 2025, the Company operated in Hong Kong through its subsidiary, Etoiles Consultancy, which primarily engaged in integrated investor relations services. Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the year ended December 31, 2025, 80% and 20% of the Company’s total revenue contributed within Hong Kong and China, respectively, and 99% and 1% of the Company’s total assets contributed within Hong Kong and China, respectively.

For the years ended December 31, 2024, 92%, 5% and 3% of the Company’s total revenue contributed within Hong Kong, China and United States, respectively, and 100% of the Company’s total assets contributed within Hong Kong.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 10 — EQUITY

Ordinary Shares

The Company was incorporated as an exempted company with limited liability on September 13, 2024, under the laws of the Cayman Islands. It is a holding company and does not actively engage in any business. According to its memorandum and articles of association adopted at incorporation, the authorized share capital of the Company was US$50,000 divided into 500,000,000 ordinary shares with a par value of USD 0.0001 each.

On November 4, 2024, the Company re-designated its authorized share capital from US$50,000 divided into 500,000,000 ordinary shares with a par value of USD 0.0001 each to US$50,000 divided into (i) 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (ii) 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each by re-designating 449,990,000 authorized but unissued ordinary shares of par value USD$0.0001 each into 449,990,000 Class A Ordinary Shares, and 50,000,000 authorized but unissued ordinary shares of par value USD$0.0001 each into 50,000,000 Class B Ordinary Shares, and by re-designating 10,000 issued ordinary shares owned by Etoiles Zeneo Investment Limited into 10,000 Class A Ordinary Shares.

On the same date, the Company issued 13,490,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to Etoiles Zeneo Investment Limited. Subsequently, Etoiles Zeneo Investment Limited entered into Sale and Purchase Agreements with several entities, transferring portions of its Class A Ordinary Shares. As a result, the ownership structure of the Company was as follows:

On May 8, 2025, Etoiles Zeneo Investment Limited voluntarily surrendered 5,000,000 Class B Ordinary Shares to the Company for cancellation for no consideration. As a result, the total number of Class B Ordinary Shares outstanding was reduced from 10,000,000 to 5,000,000. The number of Class B ordinary shares has been retroactively adjusted to reflect the Surrendered Shares in the consolidated financial statements for the years ended December 31, 2024 and 2023. The Group reorganization has been disclosed in Note 1.

10,287,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares held by Etoiles Zeneo Investment Limited;

661,500 Class A Ordinary Shares held by Doublefortuna Company Limited;

621,000 Class A Ordinary Shares held by Easy Cargo Management Inc;

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 10 — EQUITY (cont.)

634,500 Class A Ordinary Shares held by Enbo Holdings Group Limited;

634,500 Class A Ordinary Shares held by La Dicha Group Limited; and

661,500 Class A Ordinary Shares held by Quantum Pinnacle Company Limited.

On August 8, 2025, the Company completed its initial public offering of 1,400,000 Class A Ordinary Shares at a price of $4.00 per share, raising gross proceeds of $5,600,000. Subsequently, the underwriters exercised their overallotment option in full, resulting in the issuance of an additional 210,000 Class A Ordinary Shares, contributing $840,000 in additional gross proceeds. Total aggregate gross proceeds from the IPO and overallotment were $6,440,000, prior to deducting underwriting discounts, commissions, and offering expenses. The net proceeds $5,066,046 was credited to additional paid in capital under consolidated statements of changes in shareholders’ equity for the year ended December 31, 2025 after deducting underwriting discounts, commissions, and offering expenses amounted $1,373,794.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of any funds of the Company lawfully available for distribution. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

The Company has not declared or paid any dividends since its incorporation. The Company currently intends to retain all future earnings for use in the operation and expansion of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, and other factors the Board deems relevant.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 10 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. As of December 31, 2025, the holders of Class B Ordinary Shares collectively hold approximately 77% of the total voting power of the Company.

NOTE 11 — EMPLOYEE BENEFIT PLANS

HK SAR

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis and subject to a cap of monthly relevant income of HK$30,000 (US$3,844).

For the years ended December 31, 2025, 2024 and 2023, the Group recognized mandatory provident fund expense amounted $50,738, $24,297 and $575, respectively and included in the cost of revenue and general and administrative expense.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 12 — INCOME TAXES

Cayman Islands and British Virgin Islands

The Company is incorporated in Cayman Islands and Zynergy BVI is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$255,428 (HK$2,000,000), and 16.5% on any part of assessable profits over US$255,428 (HK$2,000,000).

(a)	Significant components of the provision for income taxes are as follows

	Years Ended December 31,
	2025	2024	2023
Income tax expenses	$78,257	$148,935	$2,731
Deferred tax expenses (credit)	15,859	(4,518)	—
Total	$94,116	$144,417	$2,731

(b)	The following table provides the reconciliation of the differences between statutory and effective tax expenses for the year for the years ended December 31, 2025, 2024 and 2023.

	Years Ended December 31,
	2025	2024	2023
(Loss)/income before tax expenses	$(59,544)	$996,916	$35,427
Hong Kong profit tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(9,825)	164,491	5,845
Tax allowance at the statutory tax rates	113,474	896	—
Tax effect of income that is not taxable	(2)	(14)	—
Tax effect of expenses that are non-deductible	—	—	193
Tax effect of tax loss not recognized	873	190	188
Tax effect of two-tier tax rate	(21,166)	(21,146)	(3,114)
Tax effect of deductible temporary difference	10,762	—	(381)
Income taxes	$94,116	$144,417	$2,731

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 12 — INCOME TAXES (cont.)

(c)	Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rate. Components of the Company’s deferred tax assets and liabilities are as follows as of December 31:

	As of December 31,
	2025	2024
Deferred tax (liabilities)/assets:
– Property, plant and equipment, net	$(11,354)	$4,539

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2025 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

NOTE 13 — CONCENTRATION AND CREDIT RISKS

The top two customers accounted for 24% of the gross revenue generated for that year (2024: 22%). The entire accounts receivable is due from three customers (2024: one). For the year ended December 31, 2025, one supplier for 39% (2024: 36%) of the total gross cost of revenue.

NOTE 14 — RISKS

A.	Interest rate risk

Interest rate risk

The Company is exposed to interest rate risk through the changes in interest rates related mainly to the Company’s bank balances, which was considered minimal as the bank balances are only in current accounts and saving accounts.

The Company currently does not have any hedging policy in relation to interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As the Group has no interest-bearing borrowings, a 1% increase or decrease in interest rates would have no material impact on the Group’s post-tax loss/income for the year ended December 31, 2025, and 2024.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 14 — RISKS (cont.)

B.	Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,991) if the bank with which an individual/a company hold its eligible fails. As of December 31, 2025, and 2024, cash and cash equivalents balance of US$5,426,805 and US$1,441,024 were at financial institutions in Hong Kong and approximately US$5,214,377 and US$1,338,033 were not covered by the Hong Kong Deposit Protection Board. The Company believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. In addition, the management monitors counterparty credit quality on a going basis.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency balances will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations. and the Company has not maintained any hedging policy against foreign currency risk. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise. As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Moreover, the Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of US$ is considered insignificant.

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

ETOILES CAPITAL GROUP CO., LTD AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 15 — RELATED PARTY TRANSACTIONS

(a)	Summary of Balances with Related Parties

Amount due from (to) a director

		As of December 31,
	Note	2025	2024
Mr. Cheung Kit Shing	1	$(39,392)	$309,507

(1)	The balance represents advanced to (by) a director for advancement and reimbursement of Company expenses. Amount due from (to) a director is unsecured, non-interest bearing and repayable on demand.

(b)	Summary of Related Party Transactions

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

A summary of trade transactions with related parties for years ended December 31, 2025, 2024 and 2023 are listed below:

	Years Ended December 31,
Salary paid to a related party:	2025	2024	2023
Mr. Cheung Kit Shing(a)	$151,624	$153,787	$25,545
Ms. Cheung On Ki(b)	74,654	32,039	—

	Years Ended December 31,
Rental expenses paid to a related party:	2025	2024	2023
Mr. Cheung Kit Shing(a)	$—	$—	$—

(2)	On August 1, 2025, the Company entered into a lease agreement with a director, Mr. Cheung Kit Shing, pursuant to which the Company leases a property to be used as a clubhouse for corporate and client engagement purposes.

The lease term commenced on August 1, 2025 and will expire on December 31, 2030. The lease was reviewed and approved by the independent and non-conflicted members of the Board of Directors. The monthly rent of $34,917 was determined with reference to prevailing market rates for comparable commercial properties and represents, in management's assessment, a fair market rate for the premises. The lease provides for a rent-free period from August 1, 2025, to December 31, 2025 to allow for renovation and interior decoration of the premises. Accordingly, no rental payments were made during this rent-free period.

The clubhouse is currently undergoing renovation and interior decoration. As of December 31, 2025, the property was not yet ready for use and had not commenced operations. The up-front payment of $524,199 is recognized as construction in progress (Note 5) as of December 31, 2025. The Company expects the clubhouse to be completed and ready to provide services in February 2026.

(a)	Mr. Cheung Kit Shing is the director, Chief Executive Officer and a principal shareholder of the Company.

(b)	Ms. Cheung On Ki, is a sibling of a director, Mr. Cheung Kit Shing.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Commitments

As at December 31, 2025 and 2024, the Company did not have any significant capital and other commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

NOTE 17 — SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2025, through May 13, 2026 which is the date that these consolidated financial statements are available to be issued. There are not any material subsequent events that require disclosure in these consolidated financial statements.